SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2017 to 03/31/2017	7
01/01/2016 to 03/31/2016	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2017 to 03/31/2017	15
01/01/2016 to 03/31/2016	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the quarterly financial information	30
Reports and Statements
Unqualified Independent Auditors’ Review Report	77

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 03/31/2017
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		03/31/2017	12/31/2016
1	Total Assets	41,416,050	41,716,949
1.01	Current assets	7,902,001	7,989,806
1.01.01	Cash and cash equivalent	961,290	1,466,746
1.01.02	Financial investments	731,560	758,433
1.01.02.02	Financial investments at amortized cost	731,560	758,433
1.01.03	Trade receivables	2,841,368	2,624,853
1.01.04	Inventory	2,771,024	2,504,230
1.01.08	Other current assets	596,759	635,544
1.02	Non-current assets	33,514,049	33,727,143
1.02.01	Long-term assets	1,424,992	1,395,962
1.02.01.09	Other non-current assets	1,424,992	1,395,962
1.02.02	Investments	22,521,072	22,703,508
1.02.03	Property, plant and equipment	9,498,079	9,580,126
1.02.04	Intangible assets	69,906	47,547

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		03/31/2017	12/31/2016
2	Total liabilities	41,416,050	41,716,949
2.01	Current liabilities	4,172,497	4,108,798
2.01.01	Payroll and related taxes	134,543	135,676
2.01.02	Trade payables	1,496,827	1,312,183
2.01.03	Tax payables	61,498	66,445
2.01.04	Borrowings and financing	1,872,447	2,051,882
2.01.05	Other payables	538,159	464,531
2.01.06	Provisions	69,023	78,081
2.01.06.01	Provision for tax, social security, labor and civil risks	69,023	78,081
2.02	Non-current liabilities	30,795,603	31,413,623
2.02.01	Long term Borrowings and financing	27,565,313	28,196,893
2.02.02	Other payables	69,429	76,499
2.02.03	Deferred Taxes	584,401	587,357
2.02.04	Provisions	2,576,460	2,552,874
2.02.04.01	Provision for tax, social security, labor and civil risks	573,309	548,537
2.02.04.02	Other provisions	2,003,151	2,004,337
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	266,640	265,772
2.02.04.02.04	Pension and healthcare plan	719,266	719,266
2.02.04.02.05	Provision for losses on investments	1,017,245	1,019,299
2.03	Shareholders’ equity	6,447,950	6,194,528
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	(238,976)	(238,976)
2.03.05	Accumulated profit/(losses)	(1,216,331)	(1,301,961)
2.03.08	Other comprehensive income	3,124,251	2,956,459

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Parent Company Financial Statements / Statements of Income (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
3.01	Revenues from sale of goods and rendering of services	2,486,216	1,977,640
3.02	Costs from sale of goods and rendering of services	(1,959,313)	(1,638,396)
3.03	Gross profit	526,903	339,244
3.04	Operating expenses/income	(152,046)	(869,986)
3.04.01	Selling expenses	(163,525)	(168,633)
3.04.02	General and administrative expenses	(60,579)	(123,260)
3.04.04	Other operating income	3,582	2,840
3.04.05	Other operating expenses	(75,872)	(115,239)
3.04.06	Equity in results of affiliated companies	144,348	(465,694)
3.05	Profit before financial income (expenses) and taxes	374,857	(530,742)
3.06	Financial income (expenses)	(292,183)	(255,181)
3.06.01	Financial income	81,728	18,429
3.06.02	Financial expenses	(373,911)	(273,610)
3.06.02.01	Net exchange differences over financial instruments	307,177	1,055,821
3.06.02.02	Financial expenses	(681,088)	(1,329,431)
3.07	Profit (loss) before taxes	82,674	(785,923)
3.08	Income tax and social contribution	2,956	399
3.09	Profit (loss) from continued operations	85,630	(785,524)
3.10	Profit (loss) from discontinued operations	0	333
3.11	Profit (loss) for the year	85,630	(785,191)

3.99.01.01	Common shares	0.06310	(0.57856)
3.99.02.01	Common shares	0.06310	(0.57856)

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Parent Company Statements / Statement of Comprehensive Income (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
4.01	(Loss) profit for the year	85,630	(785,191)
4.02	Other comprehensive income	167,792	417,311
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	30	85
4.02.02	Cumulative translation adjustments for the year	(39,643)	(181,111)
4.02.03	Available-for-sale assets	53,299	32,353
4.02.5	(Loss) / gain on the percentage change in investments	2,814	0
4.02.8	Gain (loss) on cash flow hedge accounting	133,044	534,423
4.02.10	Realization of cash flow hedge accounting reclassified to income statement	16,402	12,697
4.02.11	Gain (Loss) on net investment hedge from investments in affiliates	1,846	18,864
4.03	Comprehensive income for the year	253,422	(367,880)

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
6.01	Net cash from operating activities	(167.443)	(470,360)
6.01.01	Cash from operations	427.478	(744,785)
6.01.01.01	Profit (loss) for the period	85.630	(785,191)
6.01.01.02	Financial charges in borrowing and financing raised	608,474	630,953
6.01.01.03	Financial charges in borrowing and financing granted	(13,720)	(8,470)
6.01.01.04	Depreciation, depletion and amortization	170,254	135,525
6.01.01.05	Equity in results of affiliated companies	(144,348)	465,361
6.01.01.06	Deferred tax	(2,956)	(450)
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	15,714	21,868
6.01.01.08	Exchange differences, net	(301,616)	(1,221,066)
6.01.01.09	Write-off of PPE and Intangible assets	2,742	7,590
6.01.01.10	Provision for environmental liabilities and decommissioning of assets	868	337
6.01.01.12	Others	6,436	8,758
6.01.02	Changes in assets and liabilities	(594,921)	274,425
6.01.02.01	Trade receivables - third parties	(150,012)	(23,251)
6.01.02.02	Trade receivables - related parties	(59,418)	87,172
6.01.02.03	Inventories	(266,794)	14,092
6.01.02.04	Receivables - related parties	474,367	823,783
6.01.02.05	Tax assets	(44,811)	14,263
6.01.02.06	Judicial deposits	(10,466)	9,326
6.01.02.09	Trade payables	184,644	(21,070)
6.01.02.10	Payroll and related taxes	(1,133)	1,446
6.01.02.11	Taxes in installments – REFIS	(5,028)	63,419
6.01.02.13	Payables to related parties	(15,285)	0
6.01.02.15	Interest paid	(738,016)	(671,713)
6.01.02.16	Interest received - Related Parties	187	0
6.01.02.19	Others	36,844	(23,042)
6.02	Net cash used in investing activities	(93,231)	(145,105)
6.02.01	Advance for future capital increase	(7,410)	(7,231)
6.02.02	Purchase of property, plant and equipment	(105,372)	(236,057)
6.02.04	Capital increase - subsidiary	0	(2,200)
6.02.05	Intercompany loans granted	(14,524)	0
6.02.06	Intercompany loans received	7,297	0
6.02.07	Exclusive funds	(95)	123,852
6.02.08	Financial Investments, net of redemption	26,873	(23,469)
6.03	Net cash used in financing activities	(244,599)	(131,019)
6.03.01	Borrowings and financing raised, net of transaction cost	0	76,338
6.03.02	Borrowings and financing, related parties	0	40,239
6.03.03	Transaction Costs	0	(26,006)
6.03.04	Amortization of borrowings and financing	(215,207)	(221,590)
6.03.05	Amortization of borrowings and financing - related parties	(29,392)	0
6.04	Exchange rate on translating cash and cash equivalents	(183)	(6,469)
6.05	Increase (decrease) in cash and cash equivalents	(505,456)	(752,953)
6.05.01	Cash and equivalents at the beginning of the year	1,466,746	1,885,199
6.05.02	Cash and equivalents at the end of the year	961,290	1,132,246

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2017 to 03/31/2017
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528
5.03	Adjusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528
5.05	Total comprehensive income	-	-	-	85,630	167,792	253,422
5.05.01	Profit (loss) for the period	-	-	-	85,630	-	85,630
5.05.02	Other comprehensive income	-	-	-	-	167,792	167,792
5.05.02.04	Translation adjustments for the year	-	-	-	-	(39,643)	(39,643)
5.05.02.06	Actuarial gains/(Losses) on pension plan, net of taxes	-	-	-	-	30	30
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	-	53,299	53,299
5.05.02.08	(Loss) / gain on the percentage change in investments	-	-	-	-	2,814	2,814
5.05.02.09	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	149,446	149,446
5.05.02.10	(Loss) / gain on foreign investments	-	-	-	-	1,846	1,846
5.07	Closing balance	4,540,000	30	-	(1,216,331)	3,124,251	6,447,950

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2016 to 03/31/2016
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509
5.03	Adjusted opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509
5.05	Total comprehensive income	-	-	-	(785,191)	417,311	(367,880)
5.05.01	Profit (loss) for the period	-	-	-	(785,191)	0	(785,191)
5.05.02	Other comprehensive income	-	-	-	-	417,311	417,311
5.05.02.04	Translation adjustments for the year	-	-	-	-	(181,111)	(181,111)
5.05.02.06	Actuarial gain (loss) on pension plan, net of taxes	-	-	-	-	85	85
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	-	32,353	32,353
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	534,423	534,423
5.05.02.09	Realization of cash flow hedge reclassified to the income statement	-	-	-	-	12,697	12,697
5.05.02.10	(Loss) / gain on foreign investments	-	-	-	-	18,864	18,864
5.07	Closing balance	4,540,000	30	-	(1,152,405)	2,208,004	5,595,629

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
7.01	Revenues	3,046,543	2,447,647
7.01.01	Sales of products and rendering of services	3,038,748	2,458,864
7.01.02	Other revenues	2,110	45
7.01.04	Allowance for (reversal of) doubtful accounts	5,685	(11,262)
7.02	Raw materials acquired from third parties	(2,235,392)	(1,716,408)
7.02.01	Cost of sales and services	(1,980,282)	(1,446,531)
7.02.02	Materials, electric power, outsourcing and other	(258,922)	(267,269)
7.02.03	Impairment/recovery of assets	3,812	(2,608)
7.03	Gross value added	811,151	731,239
7.04	Retentions	(170,254)	(135,525)
7.04.01	Depreciation, amortization and depletion	(170,254)	(135,525)
7.05	Wealth created	640,897	595,714
7.06	Value added received	208,755	(629,954)
7.06.01	Equity in income of affiliates	144,348	(465,694)
7.06.02	Financial income	81,728	18,429
7.06.03	Others	(17,321)	(182,689)
7.06.03.01	Others and exchange gains	(17,321)	(182,689)
7.07	Wealth for distribution	849,652	(34,240)
7.08	Wealth distributed	849,652	(34,240)
7.08.01	Personnel	292,020	309,192
7.08.01.01	Salaries and wages	221,052	239,994
7.08.01.02	Benefits	56,293	49,640
7.08.01.03	Severance payment (FGTS)	14,675	19,558
7.08.02	Taxes, fees and contributions	117,347	349,292
7.08.02.01	Federal	91,158	328,262
7.08.02.02	State	26,191	21,030
7.08.02.03	Municipal	(2)	0
7.08.03	Remuneration on third-party capital	354,655	92,800
7.08.03.01	Interest	681,020	1,329,594
7.08.03.02	Leases	2,499	2,822
7.08.03.03	Others	(328,864)	(1,239,616)
7.08.03.03.01	Others and exchange losses	(328,864)	(1,239,616)
7.08.04	Remuneration on Shareholders' capital	85,630	(785,191)
7.08.04.03	Retained earnings (accumulated losses)	85,630	(785,191)
7.08.05	Others	0	(333)
7.08.05.01	Gain (loss) on discontinued operations	0	(333)

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		03/31/2017	12/31/2016
1	Total Assets	43,778,165	44,153,623
1.01	Current assets	12,149,265	12,444,918
1.01.01	Cash and cash equivalent	4,315,796	4,871,162
1.01.02	Financial investments	734,688	760,391
1.01.02.02	Financial investments measured at amortized cost	734,688	760,391
1.01.03	Trade receivables	1,931,081	1,997,216
1.01.04	Inventory	4,259,964	3,964,136
1.01.08	Other current assets	907,736	852,013
1.01.08.03	Others	907,736	852,013
1.02	Non-current assets	31,628,900	31,708,705
1.02.01	Long-term assets	1,791,202	1,745,971
1.02.01.06	Deferred tax assets	88,050	70,151
1.02.01.09	Other non-current assets	1,703,152	1,675,820
1.02.02	Investments	4,652,783	4,568,451
1.02.03	Property, plant and equipment	17,921,071	18,135,879
1.02.04	Intangible assets	7,263,844	7,258,404

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		03/31/2017	12/31/2016
2	Total liabilities	43,778,165	44,153,623
2.01	Current liabilities	5,407,953	5,496,683
2.01.01	Payroll and related taxes	251,521	253,837
2.01.02	Trade payables	1,934,358	1,763,206
2.01.03	Tax payables	177,488	231,861
2.01.04	Borrowings and financing	1,837,999	2,117,448
2.01.05	Other payables	1,105,992	1,021,724
2.01.06	Provisions	100,595	108,607
2.01.06.01	Provision for tax, social security, labor and civil risks	100,595	108,607
2.02	Non-current liabilities	30,700,275	31,272,419
2.02.01	Long term Borrowings and financing	27,688,594	28,323,570
2.02.02	Other payables	128,301	131,137
2.02.03	Deferred tax liabilities	1,084,701	1,046,897
2.02.04	Provisions	1,798,679	1,770,815
2.02.04.01	Provision for tax, social security, labor and civil risks	729,831	704,485
2.02.04.02	Other provisions	1,068,848	1,066,330
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	349,582	347,064
2.02.04.02.04	Pension and healthcare plan	719,266	719,266
2.03	Consolidated Shareholders’ equity	7,669,937	7,384,521
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	(238,976)	(238,976)
2.03.05	Accumulated profit/(losses)	(1,216,331)	(1,301,961)
2.03.08	Other comprehensive income	3,124,251	2,956,459
2.03.09	Profit attributable to the non-controlling interests	1,221,987	1,189,993

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Consolidated Financial Statements / Statements of Income (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
3.01	Revenues from sale of goods and rendering of services	4,411,596	3,997,286
3.02	Costs from sale of goods and rendering of services	(3,093,474)	(3,073,661)
3.03	Gross profit	1,318,122	923,625
3.04	Operating expenses/income	(566,335)	(702,648)
3.04.01	Selling expenses	(369,792)	(449,390)
3.04.02	General and administrative expenses	(118,459)	(160,059)
3.04.04	Other operating income	6,499	22,272
3.04.05	Other operating expenses	(105,688)	(161,095)
3.04.06	Equity in results of affiliated companies	21,105	45,624
3.05	Profit before financial income (expenses) and taxes	751,787	220,977
3.06	Financial income (expenses)	(497,224)	(884,599)
3.06.01	Financial income	116,519	242,620
3.06.02	Financial expenses	(613,743)	(1,127,219)
3.06.02.01	Net exchange differences over financial instruments	172,744	(305,478)
3.06.02.02	Financial expenses	(786,487)	(821,741)
3.07	Profit (loss) before taxes	254,563	(663,622)
3.08	Income tax and social contribution	(136,948)	(113,408)
3.09	Profit (loss) from continued operations	117,615	(777,030)
3.10	Profit (loss) from discontinued operations	0	333
3.11	Consolidated Profit (loss) for the year	117,615	(776,697)
3.11.01	Profit attributable to the controlling interests	85,630	(785,191)
3.11.02	Profit attributable to the non-controlling interests	31,985	8,494
3.99.01.01	Common shares	0.06310	(0.57856)
3.99.02.01	Common shares	0.06310	(0.57856)

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Consolidated Financial Statements / Statement of Comprehensive Income (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
4.01	Consolidated profit (loss) for the year	117,615	(776,697)
4.02	Other comprehensive income	167,792	417,311
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	30	85
4.02.04	Cumulative translation adjustments for the year	(39,643)	(181,111)
4.02.05	Available-for-sale assets	53,299	32,353
4.02.07	(Loss) / gain on the percentage change in investments	2,814	-
4.02.09	Gain (loss) on cash flow hedge accounting	133,044	534,423
4.02.11	Realization of cash flow hedge accounting reclassified to income statement	16,402	12,697
4.02.12	Gain (Loss) on hedge of net investment in foreign operations.	1,846	18,864
4.03	Consolidated comprehensive income for the year	285,407	(359,386)
4.03.01	Attributed to controlling Shareholders	253,422	(367,880)
4.03.02	Attributed to non-controlling Shareholders	31,985	8,494

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

		Year to date	YTD previous year
Code	Description	01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
6.01	Net cash from operating activities	(104,517)	(939,450)
6.01.01	Cash from operations	929,170	(164,143)
6.01.01.01	Profit (loss) attributable to the controlling interests	85,630	(785,191)
6.01.01.02	Profit (loss) attributable to the non-controlling interests	31,985	8,494
6.01.01.03	Financial charges in borrowing and financing raised	686,998	747,647
6.01.01.04	Financial charges in borrowing and financing granted	(16,276)	(12,913)
6.01.01.05	Depreciation, depletion and amortization	401,276	321,944
6.01.01.06	Equity in in results of affiliated companies	(21,105)	(44,979)
6.01.01.07	Deferred tax	22,793	86,104
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	17,478	16,525
6.01.01.09	Exchange differences, net	(272,176)	(379,360)
6.01.01.10	Gain (loss) from derivative financial instruments	(13,224)	362
6.01.01.12	Write-down of PPE and Intangible assets	2,572	12,966
6.01.01.13	Gain on repurchase of debt securities	0	(146,214)
6.01.01.14	Provision for environmental liabilities and decommissioning of assets	2,518	1,142
6.01.01.15	Others	701	9,330
6.01.02	Changes in assets and liabilities	(1,033,687)	(775,307)
6.01.02.01	Trade receivables - third parties	87,436	(219,640)
6.01.02.02	Trade receivables - related parties	(21,349)	(8,407)
6.01.02.03	Inventories	(312,169)	443,691
6.01.02.04	Receivables - related parties	1,727	0
6.01.02.05	Tax assets	(2,852)	62,152
6.01.02.06	Judicial deposits	(15,347)	4,098
6.01.02.08	Trade payables	192,477	(59,340)
6.01.02.09	Payroll and related taxes	(1,670)	14,283
6.01.02.10	Taxes in installments – REFIS	(56,195)	(31,274)
6.01.02.11	Payables to related parties	(8,654)	508
6.01.02.13	Interest paid	(929,979)	(932,279)
6.01.02.15	Interest received - Related Parties	187	0
6.01.02.17	Others	32,701	(49,099)
6.02	Net cash used in investing activities	(153,386)	(919,927)
6.02.02	Purchase of property, plant and equipment	(188,306)	(329,832)
6.02.04	Receivable/(payable) from derivative financial instruments	15,200	(556,682)
6.02.06	Acquisition of intangible assets	(267)	(6)
6.02.07	Intercompany loans granted	(15,188)	0
6.02.08	Intercompany loans received	9,472	0
6.02.09	Financial Investments, net of redemption	25,703	(33,407)
6.03	Net cash used in financing activities	(306,516)	(438,466)
6.03.01	Borrowings and financing raised, net of transaction cost	0	76,338
6.03.02	Transaction cost	0	(26,770)
6.03.03	Amortization of borrowings and financing	(306,516)	(336,936)
6.03.06	Buyback of debt securities	0	(151,098)
6.04	Exchange rate on translating cash and cash equivalents	9,053	(55,143)
6.05	Increase (decrease) in cash and cash equivalents	(555,366)	(2,352,986)
6.05.01	Cash and equivalents at the beginning of the year	4,871,162	7,861,052
6.05.02	Cash and equivalents at the end of the year	4,315,796	5,508,066

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2017 to 03/31/2017
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.03	Adjusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.05	Total comprehensive income	-	-	-	85,630	167,792	253,422	31,985	285,407
5.05.01	Profit (loss) for the year	-	-	-	85,630	0	85,630	31,985	117,615
5.05.02	Other comprehensive income	-	-	-	0	167,792	167,792	0	167,792
5.05.02.04	Translation adjustments for the year	-	-	-	0	(39,643)	(39,643)	0	(39,643)
5.05.02.06	Actuarial gains on pension plan, net of taxes	-	-	-	0	30	30	0	30
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	0	53,299	53,299	0	53,299
5.05.02.08	(Loss) / gain on the percentage change in investments	-	-	-	0	2,814	2,814	0	2,814
5.05.02.09	(Loss) / gain on hedge accounting, net of taxes	-	-	-	0	149,446	149,446	0	149,446
5.05.02.10	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	0	1,846	1,846	0	1,846
5.06	Internal changes in shareholders’ equity	-	-	-	0	0	0	9	9
5.06.04	Non-controlling interests in affiliates	-	-	-	0	0	0	9	9
5.07	Closing balance	4,540,000	30	-	(1,216,331)	3,124,251	6,447,950	1,221,987	7,669,937

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2016 to 03/31/2016
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509	1,127,779	7,091,288
5.03	Adjusted opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509	1,127,779	7,091,288
5.05	Total comprehensive income	-	-	-	(785,191)	417,311	(367,880)	8,494	(359,386)
5.05.01	Profit (loss) for the year	-	-	-	(785,191)	0	(785,191)	8,494	(776,697)
5.05.02	Other comprehensive income	-	-	-	0	417,311	417,311	0	417,311
5.05.02.04	Translation adjustments for the year	-	-	-	0	(181,111)	(181,111)	0	(181,111)
5.05.02.06	Actuarial gains on pension plan, net of taxes	-	-	-	0	85	85	0	85
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	0	32,353	32,353	0	32,353
5.05.02.08	(Loss) / gain on hedge accounting, net of taxes	-	-	-	0	534,423	534,423	0	534,423
5.05.02.09	Realization of cash flow hedge reclassified to the income statement	-	-	-	0	12,697	12,697	0	12,697
5.05.02.10	(Loss) / gain on net investment hedge, net of taxes	-	-	-	0	18,864	18,864	0	18,864
5.06	Internal changes in shareholders’ equity	-	-	-	0	0	0	(609)	(609)
5.06.04	Non-controlling interests in affiliates	-	-	-	0	0	0	(609)	(609)
5.07	Closing balance	4,540,000	30	-	(1,152,405)	2,208,004	5,595,629	1,135,664	6,731,293

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
7.01	Revenues	5,052,156	4,531,181
7.01.01	Sales of products and rendering of services	5,043,196	4,544,408
7.01.02	Other revenues	3,013	260
7.01.04	Allowance for (reversal of) doubtful debts	5,947	(13,487)
7.02	Raw materials acquired from third parties	(3,149,745)	(3,031,157)
7.02.01	Cost of sales and services	(2,547,733)	(2,329,581)
7.02.02	Materials, electric power, outsourcing and other	(605,184)	(706,770)
7.02.03	Impairment/recovery of assets	3,172	5,194
7.03	Gross value added	1,902,411	1,500,024
7.04	Retentions	(401,276)	(320,703)
7.04.01	Depreciation, amortization and depletion	(401,276)	(320,703)
7.05	Wealth created	1,501,135	1,179,321
7.06	Value added received	35,072	(417,740)
7.06.01	Equity in income of affiliates	21,105	45,624
7.06.02	Financial income	116,519	242,620
7.06.03	Others	(102,552)	(705,984)
7.06.03.01	Others and exchange gains	(102,552)	(705,984)
7.07	Wealth for distribution	1,536,207	761,581
7.08	Wealth distributed	1,536,207	761,581
7.08.01	Personnel	529,763	550,380
7.08.01.01	Salaries and wages	416,986	442,306
7.08.01.02	Benefits	90,981	78,795
7.08.01.03	Severance payment (FGTS)	21,796	29,279
7.08.02	Taxes, fees and contributions	375,785	562,933
7.08.02.01	Federal	302,090	508,031
7.08.02.02	State	68,423	49,502
7.08.02.03	Municipal	5,272	5,400
7.08.03	Remuneration on third-party capital	513,044	425,298
7.08.03.01	Interest	786,419	821,895
7.08.03.02	Leases	6,542	5,011
7.08.03.03	Others	(279,917)	(401,608)
7.08.03.03.01	Others and exchange losses	(279,917)	(401,608)
7.08.04	Remuneration on Shareholders' capital	117,615	(776,697)
7.08.04.03	Retained earnings (accumulated losses)	85,630	(785,191)
7.08.04.04	Non-controlling interests in retained earnings	31,985	8,494
7.08.05	Others	0	(333)
7.08.05.01	Gain (loss) on discontinued operations	0	(333)

Comments on the Company’s Consolidated Performance

1Q17 Earnings Release

Companhia Siderúrgica Nacional (CSN) (B3 S.A. – BOLSA BRASIL BALCÃO : CSNA3) (NYSE: SID) discloses results for the first quarter of 2017 (1Q17). The information disclosed in Brazilian Reais and prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); and also in accordance with accounting practices adopted in Brazil and fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and referenced by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of 09/01/2010. The below text encompasses the Company's consolidated results for the first quarter of 2017 (1Q17) and comparisons are for the fourth quarter of 2016 (4Q16) and for the first quarter of 2016 (1Q16) without Metallic, unless otherwise specified. The Real/U.S. Dollar exchange rate was R$3.1684 on March 31, 2017 and R$3.2591 on December 31, 2016.

Operating and Financial Highlights

•         EBITDA totaled R$1,333 million, 82% up on 1Q16, accompanied by an EBITDA margin of 28.7%, 11 p.p. higher than in the previous year.

•         Leverage declined by 3.2x, from 8.7x on 1Q16 to 5.5x on 1Q17.

•         Steel EBITDA came to R$610 million, 12% higher on 4Q16, while apparent steel consumption climbed 5.0% according to the Brazilian Steel Institute (IABr).

•         Mining EBITDA reached R$620 million, 21% higher than in 4Q16.

				Change
Highlights	1Q16	4Q16	1Q17
				1Q17 x 4Q16	1Q17 x 1Q16
Steel Sales (thousand t)	1,248	1,187	1,194	1%	-4%
- Domestic Market	52%	62%	52%	-10%	0%
- Overseas Subsidiaries	42%	34%	41%	7%	-1%
- Exports	6%	4%	8%	4%	2%
Iron Ore Sales (thousand t)1	8,295	9,191	7,244	-21%	-13%
- Domestic Market	13%	14%	19%	5%	6%
- Exports	87%	86%	81%	-5%	-6%
Consolidated Results (R$ Million)
Net Revenue	3,997	4,519	4,412	-2%	10%
Gross Profit	923	1,349	1,318	-2%	43%
Adjusted EBITDA	733	1,249	1,333	7%	82%
Adjusted Net Debt	26,654	25,831	25,477	-1%	-4%
Adjusted Cash Position	6,472	5,762	5,146	-11%	-20%
Net Debt / Adjusted EBITDA	8.7x	6.3x	5.5x	(0,89x)	(3.22x)

Adjusted EBITDA is calculated based on net income/loss, before depreciation and amortization, income taxes, the net financial result, results from investees, and other operating income (expenses) and includes the proportional share of the EBITDA of the jointly-owned investees MRS Logística and CBSI. The Adjusted EBITDA includes 100% interest in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

² Adjusted Net Debt and Adjusted Cash and Cash Equivalents includes 100% of Congonhas Minérios, 37.27% of MRS and 50% of CBSI, excluding Forfaiting and Drawee risk operations.

CSN’s Consolidated Results

•         Net revenue totaled R$4,412 million in 1Q17, 2% down on 4Q16, due to lower sold volume in the mining segment and despite the price increases and the slight upturn in steel product sales volume compared with the previous quarter.

•         COGS came to R$3,093 million in 1Q17, 2% lower than in the previous quarter.

•         Gross profit totaled R$1,318 million, 2% down on 4Q16. The gross margin stood at 29.9%, in line with the previous quarter.

•         Selling, general and administrative expenses amounted to R$488 million in 1Q17, 17% less than in 4Q16.

•         Other operating income (expenses) was an expense of R$99 million in 1Q17, versus negative R$114 million in 4Q16.

•         In 1Q17, the net financial result was negative by R$497 million, as a result of financial expenses of R$601 million, which has been partially offset by financial revenue of R$103 million.

Financial Result (R$ million)	1Q16	4Q16	1Q17
Financial Result - IFRS	(885)	(677)	(497)
Financial Revenue	243	115	103
Financial Expenses	(1,128)	(792)	(601)
Financial Expenses (ex-exchange variation)	(821)	(813)	(787)
Result with Exchange Variation	(307)	21	186
Monetary and Exchange Variation	936	5	308
Hedge Accounting	(554)	17	(135)
Derivative Result	(689)	(2)	13

•         CSN’s equity result was a positive R$21 million in 1Q17, versus a negative R$24 million in 4Q16. This result was chiefly due to the performance of TLSA.

Share of Profit (Loss) of Investees (R$ million)	1Q16	4Q16	1Q17	Change
1Q17	x	4Q16	1Q17	x	1Q16
MRS Logística	61	20	39	91%	(37%)
CBSI	1	1	-	-	-
TLSA	(7)	(35)	(4)	(88%)	(39%)
Arvedi Metalfer BR	-	-	(1)	-	-
Eliminations	(11)	(9)	(13)	45%	26%
Share of Profit (Loss) of Investees	46	(24)	21	-	(55%)

•          CSN recorded a first-quarter net income of R$118 million, versus loss income of R$56 million in 4Q16. The result in 1Q17 is for the better performance of the financial result, which recorded R$ 497 million, and R$ 677 million in 4Q16, 27% down on the last quarter of 2016.

Adjusted EBITDA (R$ million)	1Q16	4Q16	1Q17	Change
1Q17	x	4Q16	1Q17	x	1Q16
Profit (Loss) for the Period	(777)	(56)	118	-	-
(*) Result of Discontinued Operations	-	3	-	-	-
(-) Depreciation	309	356	390	10%	26%
(+) Income Tax and Social Contribution	113	2	137	-	21%
(-) Net Financial Result	885	677	497	(27%)	(45%)
EBITDA (CVM Instruction 527)	542	982	1,142	(16%)	111%
(+) Other Operating Income / Expenses	139	114	99	(13%)	(21%)
(+) Share of Profit (Loss) of Investees	(46)	24	(21)	-	(54%)
(-) Proportionate EBITDA of Jointly-Owned Subsidiaries	110	129	113	(13%)	3%
Adjusted EBITDA	733	1,249	1,333	7%	82%

¹The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow

•         Adjusted EBITDA amounted to R$1,333 million in 1Q17, versus R$1,249 million in the previous quarter, accompanied by an adjusted EBITDA margin of 29%, 2.4 p.p. up.

¹The adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, which considered the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI.

Debt

The adjusted amounts of EBITDA, debt and cash included the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI, as well as financial investments used as collateral for exchange operations on the B3 S.A. – BOLSA BRASIL BALCÃO . On March 31, 2017, consolidated net debt totaled R$25,477 million, while the net debt/EBITDA ratio, calculated based on LTM adjusted EBITDA, stood at 5.5x.

Debt (R$ million) and Net Debt/Adjusted EBITDA (x)

Foreign Exchange Exposure

The FX exposure of our consolidated balance sheet on March 31, 2017 was US$ 603 million, ex bond as shown in the table below.

The hedge accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency.  Therefore, the exchange variation of the dollar-denominated debt is temporarily booked under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Foreign Exchange Exposure	IFRS
(US$ million)	12/31/2016	3/31/2017
Cash	914	1,091
Accounts Receivable	373	331
Total Assets	1,290	1,425
Borrowings and Financing	(4,373)	(4,327)
Suppliers	(97)	(115)
Other Liabilities	(18)	(15)
Total Liabilities	(4,488)	(4,458)
Foreign Exchange Exposure	(3,198)	(3,032)
Notional Amount of Derivatives Contracted, Net	-	-
Cash Flow Hedge Accounting	1,458	1,429
Net Foreign Exchange Exposure	(1,740)	(1,603)
Perpetual Bonds	1,000	1,000
Net Foreign Exchange Exposure excluding Perpetual Bonds	(740)	(603)

Capex

CSN invested R$189 million in 1Q17, 58% less of 4Q16.

Capex (R$ million)	1Q16	4Q16	1Q17
Steel	119	208	92
Mining	62	78	59
Cement	139	135	24
Logistics	10	23	13
Other	-	8	-
Total Capex - IFRS	330	452	189

Working Capital

The working capital invested in the Company’s business totaled R$3,031 million in 1Q17, R$161 million more than in 4Q16, chiefly due to the R$171 million increase in inventories. On a same comparison basis, the average receivable period down on 2 days, while payment periods and inventory turnover increased by 5 days and 10 days, respectively.

To calculate working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits.;

•         Inventories: Includes Estimated Losses and excludes Spare Parts, which are not part of the cash conversion cycle, and will be booked in Fixed Assets when consumed;

•         Recoverable Taxes: Composed only by the Income (IRPJ) and Social Contribution (CSLL) Taxes amount included in Recoverable Taxes;

•         Taxes Payable: Composed by the Current Liabilities account Taxes Payable plus Taxes in Installments;

•         Advance from Clients: Subaccount of Other Liabilities recorded in Current Liabilities;

•         Suppliers: Includes Forfaiting and Drawee Risk (Note 13 to the Quarterly Information - ITR).

Working Capital (R$ Million)	1Q16	4Q16	1Q17	Change
1Q17	x	4Q16	1Q17	x	1Q16
Assets	5,573	5,210	5,526	316	-47
Accounts Receivable	1,689	1,905	1,849	-57	160
Inventories Turnover	3,587	3,251	3,562	311	-24
Advances to Taxes	298	54	115	60	-183
Liabilities	2,266	2,340	2,495	155	229
Suppliers	1,543	1,763	1,934	171	392
Salaries and Social Contribution	244	254	252	-2	8
Taxes Payable	412	232	190	-41	-222
Advances from Clients	67	91	119	28	52
Working Capital	3,307	2,870	3,031	161	-276

Turnover Ratio (days)	1Q16	4Q16	1Q17	Change
1Q17	x	4Q16	1Q17	x	1Q16
Receivables	33	35	33	-2	0
Supplier Payment	46	51	56	5	10
Investory Turnover	106	94	104	10	-2
Cash Conversion Cycle	93	78	81	3	-12

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy.  The main assets and/or companies comprising each segment are presented below:

Notes: As of 2013, the Company ceased the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI.  For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, in line with historical data. In the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the “Corporate Expenses/Elimination” column.

Since the end of 2015, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated results have included all the data related to this new company.

Net Revenue by Segment – 1Q17  (R$ million)

Adjusted EBITDA by Segment – 1Q17 (R$ million)

1Q17 Result	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Corporate Expenses/Elimination	Consolidated
(R$ million)
Net Revenue	3,071	1,174	55	323	126	90	(428)	4,412
Domestic Market	1,789	190	55	323	126	90	(584)	1,990
Exports	1,283	984	-	-	-	-	156	2,422
Cost of Goods and Services Sold	(2,395)	(636)	(37)	(280)	(130)	(69)	454	(3,093)
Gross Profit	677	538	18	43	(4)	21	25	1,318
S&A expenses	(235)	(40)	(7)	(24)	(19)	(7)	(156)	(488)
Depreciation	169	123	3	104	35	4	(48)	390
Proportionate EBITDA of Jointly-Owned Subsidiaries	-	-	-	-	-	-	113	113
Adjusted EBITDA	610	620	14	123	12	19	(65)	1,333

4Q16 Result	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Corporate Expenses/Elimination	Consolidated
(R$ million)
Net Revenue	2,962	1,317	62	324	128	67	(341)	4,519
Domestic Market	1,979	168	62	324	128	67	(570)	2,159
Exports	982	1,149	-	-	-	-	228	2,359
Cost of Goods and Services Sold	(2,334)	(797)	(34)	(237)	(133)	(48)	413	(3,170)
Gross Profit	628	521	28	87	(5)	19	72	1,349
S&A expenses	(262)	(133)	(6)	(9)	(20)	(7)	(148)	(585)
Depreciation	179	124	3	58	28	4	(41)	356
Proportionate EBITDA of Jointly-Owned Subsidiaries	-	-	-	-	-	-	129	129
Adjusted EBITDA	545	511	26	137	2	17	12	1,249

Steel

According to the World Steel Association (WSA), global crude steel production totaled 410 billion tonnes in the first quarter of 2017, 5.7% more than in 1Q16. According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 8.2 million tonnes, 10.9% up , ,  the apparent consumption moved up by 5.0%, to 4.6 million tonnes, with domestic sales of 4.0 million tonnes and imports of 637,000 tonnes. Exports totaled 3.8 million tonnes, 17.4% more than in the same period last year. According to the Brazilian Steel Distributors’ Association (INDA), 1Q17 steel purchases sales remain flat, while sales fell totaling 759,600 tonnes .  Inventories stood at 951,500 tonnes at the close of 1Q17, 3.6% more than in the previous quarter while inventory turnover fell to 3.7 months.

Automotive

According to the Auto Manufacturers’ Association (ANFAVEA), vehicle production totaled 610 million units in 1Q17, 24% up on 1Q16. In the same period, new car, light commercial vehicle, truck and bus licensing fell by 1.9% to 472,000 units.  The association expects an increase of 4.0% in vehicle licensing in 2017, with the sale of 2.13 million units and production of 2.41 million units, 11.9% more than in 2016.

Construction

According to the Construction Material Manufacturers’ Association (ABRAMAT), sales of building materials fell 6.3% between 1Q16 and 1Q17.

Home Appliances

According to the Brazilian Institute of Geography and Statistics (IBGE), home appliance production increased 4.5% in the first quarter over the same period last year.

Results from CSN’s Steel Operation

•              Total sales came to 1,194,000 tonnes in 1Q17, 1% up 4Q16, broken down as follows: 52% from the domestic market, 40% from our subsidiaries abroad and 8% from exports.

•          In 1Q17, CSN’s domestic steel sales came to 617,000 tonnes, 16% less than in 4Q16. Of this total, 566,000 tonnes corresponded to flat steel and 51,000 tonnes to long steel.

•         First-quarter export sales amounted to 577,000 tonnes, 28% up on the 4Q16 figure. Of this total, direct exports reached 92,000 tonnes, the overseas subsidiaries sold 485,000 tonnes, 157,000 LLC, 228,000 by SWT and 100,000 by Lusosider.

•         In the first quarter, CSN maintained its high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plate accounted for 59% of flat steel sales, 1.4% up on 4Q16, including all the markets where the Company operates. The export market was one of the quarter's highlights, with the share of coated products remaining high, at 87% in 1Q17.

•         Net revenue totaled R$3,071 million in 1Q17, 4% up on 4T16, mostly due to higher steel sales volume and the price increase observed this quarter. In the first quarter, average net revenue per tonne stood at R$2,522, 3% higher than in 4Q16.

Sales Volume (%) – Steel 1,246 1,187 1,194

•          COGS moved up by 3% over the previous quarter, to R$2,395 million.

•          Company’s production cost amounted to R$1,865 million in 1Q17, 4% more than in 4Q16, particularly due to the increase in coal prices.

•          The slab production cost reached R$1,367/t, 16% up on 4Q16.

•         Adjusted EBITDA totaled R$610 million in the first quarter, increasing by 12% over the R$545 million posted in 4Q16. The adjusted EBITDA margin increased 1.5 p.p. over the previous quarter, to 19.9%.

In 1Q17, plate production totaled 982 thousand tons, a 4% increase compared to 4Q16. The production of laminates 8% less than in 4Q16, totaling 874 thousand tons in the quarter.

Flat Steel Production	1Q16	4Q16	1Q17	Change
(Thousand tonnes)				1Q17	x	4Q16	1Q17	x	1Q16
Total Slabs (UPV + Third Parties)	836	1,058	999	(6%)			20%
Crude Steel Production	835	942	982	4%			18%
Third Parties Slabs	1	116	18	-			-
Total Rolled Products	746	952	874	(8%)			17%
Total Long Steel	38	54	53	-			39%

Mining

Demand for steel in China remained high, influenced by heavy investments in infrastructure and the strong construction activity in the first quarter. Given this scenario, rising steel prices pushed up iron ore prices, which came to more than US$95.00/dmt in February and averaged US$85.64/dmt (Platts, Fe62%, N. China) at the end of 1Q17, 21% comparing to the previous quarter.

In the first quarter, maritime freight was positively impacted by the upturn in crude prices and, consequently, in ship fuel.  As a result, Route BCI-C3 (Tubarão-Qingdao) averaged US$13.03/t, 10% up on 4Q16.

Results from CSN’s Mining Operation

•         CSN’s first-quarter iron ore production totaled 7.8 million tonnes, in line with the 4Q16 figure.

•         Iron ore sales amounted to 7.2 million tonnes in 1Q17, 21% down on 4Q16.  CSN Mineração sold 1.3 million tonnes of iron ore to the President Vargas Plant (UPV).

Production Volume and Mining Sales	1Q16	4Q16	1Q17	Change
(thousand t)	1Q17	x	4Q16	1Q17	x	1Q16
Iron Ore Production¹	7,326	7,758	7,858	1%	7%
Third Parties Purchase	617	609	137	(78%)	(78%)
Total Production + Purchase	7,943	8,367	7,995	(4%)	1%

UPV Sale	1,047	1,264	1,347	7%	29%
Third Parties Sales Volume	7,248	7,927	5,897	(26%)	(19%)
Total Sales	8,295	9,191	7,244	(21%)	(13%)

¹ Production and sales volumes includes 100% interest in Congonhas in December 2015.

2 As of December 2015, Congonhas Minérios began selling iron ore to CSN’s President Vargas Plant (UPV).

•         Net revenue from mining operations totaled R$1,174 million in 1Q17, 11% down on 4Q16 due to the lower sales volume. CRF+FOB unit revenue stood at US$53/t in 4Q16 , 20% up on the previous quarter, while the iron ore price index (Platts, 62% Fe, N. China) rose 21% in the same period.

•       In the first quarter, mining COGS totaled R$636 million, 20% less than in 4Q16, influenced by lower sales volume.

•     Adjusted EBITDA amounted to R$620 million in 1Q17, 20% higher than in 4Q16, accompanied by an adjusted EBITDA margin of 52.8%, 14.0 p.p. up, chiefly due to the reduction in total sales volume.

CSN Mineração’s Iron Ore Price

(CFR + FOB* - US$/wmt delivered to China)

The table above shows the breakdown of CSN's price of modality, CFR+FOB, by quarter, as of 2Q16.

Logistics

Railway Logistics: first-quarter net revenue totaled R$323 million, generating EBITDA of R$123 million and an EBITDA margin of 38%.

Port Logistics: in the first quarter, Sepetiba Tecon handled 275,000 tonnes of steel products, in addition to 5,000 tonnes of general cargo and approximately 30,000 containers. First-quarter net revenue came to R$55 million, accompanied by EBITDA of R$14 million and an EBITDA margin of 26%.

Sepetiba TECON Highlights	1Q16	4Q16	1Q17	Change
				1Q17	x	4Q16	1Q17	x	1Q16
Container Volume (thousand units)	39	35	30	(15%)			(23%)
Steel Product Volume (thousand t)	143	338	275	(19%)			92%
General Cargo Volume (thousand t)	12	7	5	(27%)			(58%)

Cement

According to IBGE’s Monthly Survey of Industry (PIM-PF), Brazil’s cement production in the last twelve months recorded year-on-year reduction of 9.3%, in line with the civil construction segment’s performance.

Preliminary figures from the Cement Industry Association (SNIC) indicate local cement sales of 13 million tonnes in 1Q17, 8.2% less than in the previous year.  The SNIC expects 2017 cement sales to fall by between 5% and 7% over 2016.

Results from CSN’s Cement Operation

In 1Q17, cement sales amounted to 821,000 tonnes, 3% more than in 4Q16, while net revenue came to R$126 million.  EBITDA totaled R$12 million, with an EBITDA margin of 10%.

Cement Highlights	1Q16	4Q16	1Q17	Change
(thousand t)				1Q17	x	4Q16	1Q17	x	1Q16
Total Production	580	801	817	2%			41%
Total Sales	571	799	821	3%			44%

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption until March 2017 recorded a year-on-year increase of 2.0%, to 118GWh.  Consumption in the industrial and commercial segments grew by 1.1% and 0.5%, respectively.

Results from CSN’s Energy Operation

In 1Q17, net revenue from energy operations totaled R$90 million, EBITDA stood at R$19 million and the EBITDA margin was 21%.

Capital Market

CSN’s shares appreciated by 6% in 1Q17, while the Ibovespa increased by 7% in the same period. Daily traded volume on the B3 S.A. – BOLSA BRASIL BALCÃO  averaged R$51.8 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) appreciated by 15%, versus the Dow Jones’ 1% upturn. On the NYSE, daily traded volume of CSN’s ADRs averaged US$8.3 million.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’.  Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

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   (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and joint ventures are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and providing excellent services to end consumers. Its steel is used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí - TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by providing services to CSN’s steel segment.

The Company´s mining activities also comprise exploitation of tin in the State of Rondônia, to supply the needs of the UPV. The surplus of these raw materials is sold to subsidiaries and third parties.

•       Cement:

CSN entered the cement market boosted by the synergy between this activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), the Company installed a new business unit that produces CP-III type cement using slag produced by the UPV’s blast furnaces. It also exploits limestone and dolomite at the Arcos unit in the State of Minas Gerais, to meet the needs of the UPV and of the cement plant.

In the second half of 2016, the Company started the operation of a new clinker kiln in Arcos, where it already operates a clinker kiln using limestone from a Company’s mine and two cement mills. With this project, the cement production capacity in the Southeast may reach 4.4 million tons per year. In a later stage the Company evaluates the implementation of an advanced milling unit, adding another 1 million tons.

•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operates the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II) and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

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Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal (Tecon) and through its subsidiary CSN Mineração S.A., TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

At Tecon, shipment of CSN´s steel products, movement of containers, storage, consolidation and deconsolidation of cargo are carried out and, at Tecar, the shipment of iron ore to overseas market and the unloading of coal and other products, such as petroleum coke, sulfur and zinc concentrate for our own use and for several customers.

•       Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to guarantee its self-sufficiency.

Note 24 - “Segment Information” details the financial information per CSN´s business segment.

•       Going Concern

In 2017, the Company paid, including principal and interest, approximately R$4 billion of its borrowings and financing. During 2018 the borrowings are expected to be paid and, including interest to be incurred next year, amount to approximately R$7.7 billion.

The financial leverage may adversely affect the businesses, financial conditions and operating results, entailing the following:

•         Allocation of a substantial part of the cash generated from operations for repayment of the borrowings and financing.

•         Exposure to (i) fluctuations in interest rates due to the renegotiation of debts and eventual new borrowings taken, and (ii) fluctuations in exchange rates since a significant part of the borrowings and financing is denominated in foreign currency.

•         Increase in economic and financial vulnerability due to adverse conditions of the industry and segment, limiting the funds available in the short term, considering the high financial leverage and the expected cash disbursements;

•         Limitation of the Company’s ability to enter into new businesses (acquisitions) until the financial leverage is reduced;

•         Limitation of the Company’s ability to obtain new credit lines under more favorable interest conditions due to the risks associated to the current financial leverage.

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The Company’s ability to continue as a going concern depends, therefore, on the achievement of operating targets defined by Management, and on the refinancing of existing debts and/or actions related to financial deleveraging.

In addition to the continuous focus on operating income improvement, Management has various initiatives in progress to increase the Company’s liquidity through the extension of payment terms of borrowings and financing.

This plan was started in 2015 with the renegotiation of R$ 2.5 billion with Caixa Econômica Federal and R$ 2.2 billion with Banco do Brasil S.A, postponing the maturities from 2016 and 2017 to 2018 through 2022. In 2016, the Company extended the installments of certain NCE contracts amounting to R$ 100 million and prepayments of US$ 66 million with Bradesco, postponing the maturities from 2016 to 2019. For 2017, Management remains committed to the plan to extend it debt payment term, mainly those of short term, seeking the renegotiation of borrowings and financing in the amount of R$ 1.5 billion.

Additionally, Management studies financial deleveraging alternatives based on the disposal of non-strategic assets; however, it is not possible to affirm that these sales will occur within a twelve-month period. Thus, the Company did not segregate and did not reclassify any assets in the financial statements as discontinued operations in accordance with CPC 31 (IFRS 5).

Based on Management’s cash flow projections that covered the operating period until December 2018, which depend on factors such as the achievement of production targets, sales volumes and prices, as well as on renegotiations of borrowings and financing, Management believes that the Company has the appropriate resources to continue as a going concern in a reasonably foreseeable period of time. Accordingly, the Company’s financial information for the quarter ended March 31, 2017 has been prepared on the assumption that the Company will continue as a going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The Group’s parent company and consolidated condensed interim financial information (“condensed quarterly information”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”), implemented in Brazil through the Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and the Federal Accounting Council (“CFC”). All the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities

The condensed interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

The significant accounting policies applied in this condensed interim financial information are consistent with the policies described in Note 2 to the Company’s financial statements for the year ended December 31, 2016, filed with CVM.

This condensed interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2016.

Therefore, in this condensed interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 03 – Business combination

Note 04 - Noncurrent assets held for sale and results from discontinued operations

Note 10 - Investments

Note 17 - Taxes in installments

Note 18 - Provision for tax, social security, labor, civil and environmental risks and judicial deposits

Note 28 – Employee benefits

Note 30 – Commitments

The parent company and consolidated condensed interim financial information was approved by Management on December 22, 2017.

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2.b) Basis of presentation

The consolidated condensed interim financial information is presented in Brazilian reais, which is the Company’s principal functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when items are remeasured. The asset and liability balances are translated at the exchange rates prevailing at the end of the reporting period. As of March 31, 2017, US$1 is equivalent to R$3.1684 (R$3.2591 as of December 31, 2016) and €1 is equivalent to R$3.3896 (R$3.4384 as of December 31, 2016), according to the rates obtained from the Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting policies have been consistently applied to all consolidated companies. The consolidated interim financial statements for the period ended March 31, 2017 and year ended December 31, 2016 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

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•                      Companies

	Equity interests (%)
Companies	03/31/2017	12/31/2016	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and Equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
CSN Mineração S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	100.00	100.00	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	90.78	90.78	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CGPAR - Construção Pesada S.A.	100.00	100.00	Mining support services and Equity interests

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	100.00	100.00	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
Namisa International Minérios SLU	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	87.52	87.52	Commercial representation
Aceros México CSN	100.00	100.00	Commercial representation, sale of steel and related activity

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	46.28	49.02	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

(*) Dormant companies, therefore, they are presented in note 8.a., where information on companies accounted for under the equity method is disclosed;

•                      Exclusive funds

	Equity interests (%)
Exclusive funds	03/31/2017	12/31/2016	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

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2.d) Restatement of account balances as of March 2016

The Company reclassified the cash flow hedge result for the first quarter of 2016 from financial income to other operating expenses in the amount of R$12,697 (in line with the classification used in 2017).

The Company also reclassified the result for March 2016 of subsidiary Cia. Metalic do Nordeste (“Metalic”) to the group of discontinued operations to allow a better comparability due to the sale of 100% of the shares to Can-Pack S.A. in November 2016.

The effects of the reclassifications are shown below:

			Consolidated			Parent Company
			03/31/2016			03/31/2016
	As originally reported	Reclassifications	Restated	As originally reported	Reclassifications	Restated
Net revenue	4,008,071	(10,785)	3,997,286	1,977,640		1,977,640
Cost of goods sold	(3,082,026)	8,365	(3,073,661)	(1,638,396)		(1,638,396)
Operating income (expenses)	(692,113)	(10,535)	(702,648)	(856,956)	(13,030)	(869,986)
Selling expenses	(450,421)	1,031	(449,390)	(168,633)		(168,633)
General and administrative expenses	(160,111)	52	(160,059)	(123,260)		(123,260)
Equity results	44,979	645	45,624	(465,361)	(333)	(465,694)
Other operating income (expenses), net	(126,560)	(12,263)	(138,823)	(99,702)	(12,697)	(112,399)
Profit/(loss) before financial result	233,932	(12,955)	220,977	(517,712)	(13,030)	(530,742)
Financial income (expenses), net	(896,939)	12,340	(884,599)	(267,878)	12,697	(255,181)
Loss before income tax and social contribution	(663,007)	(615)	(663,622)	(785,590)	(333)	(785,923)
Income tax and social contribution	(113,690)	282	(113,408)	399		399
Profit (loss) from continued operations	(776,697)	(333)	(777,030)	(785,191)	(333)	(785,524)
Profit (loss) from discontinued operations		333	333		333	333
Net income (loss) for the year	(776,697)		(776,697)	(785,191)		(785,191)
Attributable to:
Participation of controlling interest	(785,191)		(785,191)	(785,191)		(785,191)
Participation of non-controlling interest	8,494		8,494
	(776,697)		(776,697)	(785,191)		(785,191)

3.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Current
Cash and cash equivalents
Cash and banks	247,359	502,480	29,032	30,308

Short-term investments
In Brazil:
Government securities	16,539	17,929	15,129	17,178
Private securities	607,856	1,390,707	256,802	1,216,461
	624,395	1,408,636	271,931	1,233,639
Abroad:
Time deposits	3,444,042	2,960,046	660,327	202,799
Total short-term investments	4,068,437	4,368,682	932,258	1,436,438
Cash and cash equivalents	4,315,796	4,871,162	961,290	1,466,746

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The funds available at the parent company and subsidiaries established in Brazil are basically invested in investment funds, considered exclusive, and their financial statements were consolidated into the Company’s statements. The funds include repurchase agreements backed by private and government securities, with fixed rate income and immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF) and their assets collateralize any losses on investments and transactions carried out. The investments in funds were consolidated.

A significant part of the funds is invested abroad in time deposits in banks considered by management as top rated banks and the returns are based on fixed interest rates.

4.     SHORT-TERM INVESTMENTS

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
CDB - Bank certificate of deposit (1)	675,263	658,476	675,263	658,476
Government securities (2)	59,425	101,915	56,297	99,957
	734,688	760,391	731,560	758,433

1.    Financial investment linked to Bank Certificate of Deposit to secure a letter of guarantee.

2.    Investments in National Treasury Bills (LFT) managed by its exclusive funds, which secure futures contracts traded at B3 - Brasil, Bolsa, Balcão detailed in note 12(b), total R$25,784 (R$56,151 as of December 31, 2016) and LFT securing investments total R$33,639 (45,765 as of December 31, 2016).

5.     TRADE RECEIVABLES

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Trade receivables
Third parties
Domestic market	1,099,586	1,027,639	848,267	733,608
Foreign market	765,686	919,936	122,636	67,652
	1,865,272	1,947,575	970,903	801,260
Allowance for doubtful accounts	(166,930)	(172,782)	(118,666)	(124,351)
	1,698,342	1,774,793	852,237	676,909
Related parties (note 17 a)	151,186	129,837	1,093,516	1,034,098
	1,849,528	1,904,630	1,945,753	1,711,007

Other receivables
Dividends receivable (note 17 a) (*)	37,679	37,679	863,723	873,473
Advances to employees	25,489	34,607	15,040	21,953
Other receivables	18,385	20,300	16,852	18,420
	81,553	92,586	895,615	913,846
	1,931,081	1,997,216	2,841,368	2,624,853

(*) Refers mainly to dividends receivable from CSN Mineração S.A.amounting to R$ 831,865.

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In accordance with the internal sales policy the Group carries out transactions of assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the receivables and becomes entirely free from the credit risk of the transaction. This transaction totals R$380,146 as of March 31, 2017 (R$263,644 as of December 31, 2016), less the trade receivables.

The gross balance of receivables from third parties is comprised as follows:

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Current	1,238,103	1,381,255	486,809	404,259
Past-due up to 180 days	250,508	245,012	166,531	139,036
Past-due over 180 days	376,661	321,308	317,563	257,965
	1,865,272	1,947,575	970,903	801,260

The movements in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Opening balance	(172,782)	(151,733)	(124,351)	(112,502)
Estimated losses	(6,570)	(25,474)	(5,475)	(16,347)
Recovery of receivables	12,422	4,425	11,160	4,498
Closing balance	(166,930)	(172,782)	(118,666)	(124,351)

6.     INVENTORIES

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Finished goods	1,268,893	1,183,619	872,283	784,130
Work in progress	821,555	674,860	673,778	557,598
Raw materials	1,136,718	1,124,158	824,621	767,020
Spare parts	810,854	824,478	410,587	412,206
Iron ore	335,422	255,029	26,010	18,899
Advances to suppliers	2,604	3,168	1,211	1,689
(-) Provision for losses	(116,082)	(101,176)	(37,466)	(37,312)
	4,259,964	3,964,136	2,771,024	2,504,230

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The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Opening balance	(101,176)	(111,427)	(37,312)	(40,462)
Reversal / (losses) for slow-moving and obsolescence	(14,906)	10,251	(154)	3,150
Closing balance	(116,082)	(101,176)	(37,466)	(37,312)

7.     OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

			Consolidated					Parent Company
	Current		Non-current		Current			Non-current
	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Judicial deposits (note 15)			346,572	331,258			283,504	273,038
Credits with the PGFN (1)			46,774	46,774			46,774	46,774
Recoverable taxes (2)	779,315	780,715	391,124	386,872	502,671	471,955	192,868	178,773
Prepaid expenses	71,267	27,011	19,572	20,421	41,615	2,785
Actuarial asset - related party (note 17 a)			112,970	119,854			103,859	109,106
Derivative financial instruments (Note 12 I)		2,298
Securities held for trading (note 12 I)	3,586	2,966			3,420	2,818
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			26,598	26,598			26,598	26,598
Other receivables (note 12 I)			14,327	15,291			1,883	2,847
Loans with related parties (note 17 a e 12 I)			501,766	479,960	27,993	25,602	394,085	375,716
Other receivables from related parties (note 17 a)	4,756	5,768	31,645	32,020	21,060	132,384	308,605	311,414
Others	48,812	33,255	67,305	72,273			66,816	71,696
	907,736	852,013	1,703,152	1,675,820	596,759	635,544	1,424,992	1,395,962

1.    Refers to the excess of judicial deposit originated by the 2009 REFIS program (Tax Debt Refinancing Program). After the settlement of the program amount, the balance of one of the lawsuits was withdrawn by the Company with a court authorization.

2.    Refers mainly to taxes on revenue (PIS/COFINS) and state VAT (ICMS) recoverable and income tax and social contribution for offset.

3.    Long-term iron ore inventories that will be used after the implementation of the processing plant, generating as final product the pellet feed, expected to start operating in the second half of 2018.

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8.     INVESTMENTS

The information on the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have any changes in relation to that disclosed in the Company's financial statements as of December 31, 2016 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of March 31, 2017.

8.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

								03/31/2017				12/31/2016	03/31/2016
Companies		Number of shares held by CSN ( in units )		% Direct equity interest	Participation in				% Direct equity interest	Participation in			Reclassification
					Assets	Liabilities	Shareholders’ equity	Profit / (loss) for the period		Assets	Liabilities	Shareholders’ equity	Profit / (loss) for the period
		Common	Preferred
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	6,037,040	5,895,716	141,324	(66,443)	100.00	6,436,140	6,228,374	207,766	(260,473)
CSN Islands IX Corp.	(1)												(209)
CSN Islands XI Corp.		50,000		100.00	2,410,476	2,405,491	4,985	(15,712)	100.00	2,530,563	2,509,866	20,697	51,002
CSN Islands XII Corp.		1,540		100.00	2,155,470	3,172,715	(1,017,245)	2,054	100.00	2,244,240	3,263,539	(1,019,299)	68,608
CSN Minerals S.L.U.		3,500		100.00	3,643,478	9,583	3,633,895	(41,743)	100.00	3,833,669	9,840	3,823,829	(278,036)
CSN Export Europe, S.L.U.		3,500		100.00	651,454	30,093	621,361	(14,924)	100.00	666,362	30,077	636,285	(111,855)
CSN Metals S.L.U.		16,504,020		100.00	622,276	20,936	601,340	(14,399)	100.00	636,408	20,668	615,740	(103,895)
CSN Americas S.L.U.		3,500		100.00	1,460,831	4,227	1,456,604	20,795	100.00	1,492,678	4,445	1,488,233	(118,682)
CSN Steel S.L.U.		22,042,688		100.00	2,291,829	1,482,045	809,784	49,190	100.00	2,537,179	1,585,977	951,202	175,046
Sepetiba Tecon S.A.		254,015,052		99.99	445,916	163,774	282,142	6,100	99.99	441,214	165,172	276,042	4,149
Minérios Nacional S.A.		66,393,587		99.99	74,277	23,430	50,847	(3,049)	99.99	74,738	28,038	46,700	(4,876)
Fair Value - Minérios Nacional							2,123,507					2,123,507
Estanho de Rondônia S.A.		121,861,697		99.99	32,123	23,688	8,435	(2,829)	99.99	32,816	21,552	11,264	(2,975)
Companhia Metalúrgica Prada		313,651,399		99.99	755,242	607,554	147,688	(1,140)	99.99	769,337	620,509	148,828	(23,684)
CSN Mineração S.A.		158,419,480		87.52	13,351,661	4,993,038	8,358,623	261,932	87.52	13,039,767	4,943,090	8,096,677	65,090
CSN Energia S.A.		43,150		100.00	127,254	48,996	78,258	8,621	100.00	109,290	39,654	69,636	6,241
FTL - Ferrovia Transnordestina Logística S.A.		395,302,149		90.78	437,122	128,632	308,490	(49,394)	90.78	484,218	126,334	357,884	(762)
Companhia Florestal do Brasil		38,364,462		99.99	35,249	3,682	31,567	(1,108)	99.99	35,206	5,179	30,027	(479)
Nordeste Logística		99,999		99.99	81	55	26		99.99	81	55	26
CGPAR - Construção Pesada S.A.		100,000		100	36,827	23,331	13,496	165	100	40,889	27,558	13,331
Fair Value Fixed Assets - CGPAR							50,008	(3,940)				53,949
					34,568,606	19,036,986	17,705,135	134,176		35,404,795	19,629,927	17,952,324	(535,790)
Joint-venture and Joint-operation
Itá Energética S.A.		253,606,846		48.75	273,887	16,950	256,937	2,283	48.75	282,383	27,728	254,655	2,289
MRS Logística S.A.		26,611,282	2,673,312	18.64	1,405,062	770,144	634,918	19,278	18.64	1,411,526	795,903	615,623	30,613
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	14,166	11,735	2,431	375	50.00	13,574	11,517	2,057	1,416
CGPAR - Construção Pesada S.A.	(2)												1,514
Transnordestina Logística S.A.		24,168,304		46.28	3,688,926	2,469,626	1,219,300	(4,264)	49.02	3,786,556	2,566,315	1,220,241	(6,987)
Fair Value alocated to TLSA due to control loss							271,116					271,116
					5,382,041	3,268,455	2,384,702	17,672		5,494,039	3,401,463	2,363,692	28,845
Associates
Arvedi Metalfer do Brasil		27,239,971		20.00	52,802	48,063	4,739	447	20.00	53,101	48,258	4,843
					52,802	48,063	4,739	447		53,101	48,258	4,843
Associates
Usiminas							1,405,378					1,353,664
Panatlântica							22,188					20,604
							1,427,566					1,374,268
Other investments
Profits on subsidiaries' inventories							(81,854)	(7,396)				(74,459)	42,617
Others	(3)						63,539	(551)				63,541	(1,366)
							(18,315)	(7,947)				(10,918)	41,251
Total investments							21,503,827	144,348				21,684,209	(465,694)

Classification of investments in the balance sheet
Investments in assets							22,521,072					22,703,508
Investments with equity deficit							(1,017,245)					(1,019,299)
							21,503,827					21,684,209

(1)         Company liquidated in 2016;

(2)         Acquisition of control in 2016.

(3)         Refers mainly to the goodwill of the subsidiary Cia Metalúrgica Prada amounting to R$63,509.

The number of shares, the balances of assets, liabilities and shareholders’ equity, and the amounts of profit (loss) for the period refer to the interests held by CSN in those companies.

8.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Opening balance	4,568,451	3,998,239	21,684,209	24,422,283
Classified in assets - Investiments	4,568,451	3,998,239	22,703,508	25,517,369
Classified in liabilities - Provision for investments with equity deficit			(1,019,299)	(1,095,086)
Opening balance	4,568,451	3,998,239	21,684,209	24,422,283
Capital increase/acquisition of shares	509	190,651	10,353	242,854
Dividends (1)		(36,765)	(353,429)	(2,469,827)
Comprehensive income (2)	56,146	713,442	18,346	314,230
Equity pickup (3)	34,554	108,031	144,348	(370,343)
Reclassification of Metallic's investment on September 30, 2016 to held for sale				(123,290)
Reclassification of Metallic's result for discontinued operations				(6,786)
Acquisition of 50% interest in CGPAR				8,608
Fair value of fixed assets - control acquisition - CGPAR				57,889
Amortization of fair value - Investment in MRS	(2,937)	(11,746)
Amortization of fair value - Investment in CGPAR	(3,940)	(3,940)
Impairment of the Fair Value of Transnordestina		(387,989)		(387,989)
Others		(1,472)		(3,420)
Closing balance	4,652,783	4,568,451	21,503,827	21,684,209
Classified in assets - Investiments	4,652,783	4,568,451	22,521,072	22,703,508
Classified in liabilities - Provision for investment with equity deficit			(1,017,245)	(1,019,299)
Closing balance	4,652,783	4,568,451	21,503,827	21,684,209

1.    In 2017, refers to the allocation of dividends of subsidiaries CSN Minerals, CSN Steel and, CSN America..

2.    Refers to the mark-to-market of investments classified as available for sale and translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

3.    The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

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		Consolidated
	03/31/2017	03/31/2016 Adjusted

Equity in results of affiliated companies
MRS Logística S.A.	38,547	61,210
CBSI - Companhia Brasileira de Serviços de Infraestrutura	375	1,416
Transnordestina	(4,264)	(6,987)
Arvedi Metalfer do Brasil	447
Others	(551)	(1,775)
	34,554	53,864
Eliminations
To cost of sales	(9,958)	(13,462)
To taxes	3,386	4,577
Others
Amortization of fair value - Investment in MRS	(2,937)
Amortization of fair value - Investment in CGPAR	(3,940)
Others		645
Equity in results	21,105	45,624

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8.c) Investments in joint ventures and joint operations

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

			03/31/2017					12/31/2016
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	49.02%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	251,856	2,728	93,993	9,340	345,164	2,925	1,899	17,689
Advance to suppliers	7,963	2,070		19	7,452	951		99
Other current assets	424,855	20,041	55,051	15,886	406,170	19,603	54,652	16,054
Total current assets	684,674	24,839	149,044	25,245	758,786	23,479	56,551	33,842
Non-current assets
Other non-current assets	694,662	356	259,793	28,797	598,577	234	261,292	29,219
Investments, PP&E and intangible assets	6,158,794	3,136	7,558,623	507,778	6,215,442	3,434	7,407,189	516,186
Total non-current assets	6,853,456	3,492	7,818,416	536,575	6,814,019	3,668	7,668,481	545,405
Total Assets	7,538,130	28,331	7,967,460	561,820	7,572,805	27,147	7,725,032	579,247

Current liabilities
Borrowings and financing	684,780		54,442		653,491		76,441
Other current liabilities	821,388	23,469	130,959	31,647	740,319	23,034	134,747	53,858
Total current liabilities	1,506,168	23,469	185,401	31,647	1,393,810	23,034	211,188	53,858
Non-current liabilities
Borrowings and financing	2,033,095		5,148,575		2,176,357		5,024,404
Other non-current liabilities	592,548			3,123	699,830			3,020
otal non-current liabilities	2,625,643		5,148,575	3,123	2,876,187		5,024,404	3,020
Shareholders’ equity	3,406,319	4,862	2,633,484	527,050	3,302,808	4,113	2,489,440	522,369
Total liabilities and shareholders’ equity	7,538,130	28,331	7,967,460	561,820	7,572,805	27,147	7,725,032	579,247

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				01/01/2017 a 03/31/2017					01/01/2016 a 03/31/2016
	Joint-Venture			Joint-Operation				Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	56.92%	48.75%	50.00%
Statements of Income
Net revenue	798,330	31,459		40,877	749,218	33,017		42,466	32,013
Cost of sales and services	(560,503)	(28,041)		(19,467)	(514,726)	(27,601)		(23,016)	(23,245)
Gross profit	237,827	3,418		21,410	234,492	5,416		19,450	8,768
Operating income (expenses)	(23,843)	(1,975)	(7,028)	(14,309)	83,055	(2,250)	(7,656)	(12,895)	(3,696)
Financial income (expenses), net	(54,701)	(376)	(2,181)	(16)	(65,690)	(334)	(4,620)	551	(281)
Income before income tax and social contribution	159,283	1,067	(9,209)	7,085	251,857	2,832	(12,276)	7,106	4,791
Current and deferred income tax and social contribution	(55,855)	(318)		(2,403)	(87,621)			(2,410)	(1,764)
Profit / (loss) for the period	103,428	749	(9,209)	4,682	164,236	2,832	(12,276)	4,696	3,027

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil, comprising the rail links Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Railway System II”).

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under review and discussion with the responsible agencies; however, Management believes that new deadlines for project completion will not have material adverse effects on the expected return on the investment. After analyzing this matter, Management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of its financial statements.

During 2017, the other shareholders of TLSA subscribed 5,708,087 shares in the amount of R$723,858, diluting CSN’s interest in TLSA’s capital to 46.30%. As a result of the transactions described above and the change in the shareholders’ interest in TLSA’s capital in 2017, the Company recognized a gain of R$2,814 in shareholders’ equity under other comprehensive income.

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Even though as of December 31, 2016 the Company reports negative net working capital of R$ 182,339, Management counts on the funds from its shareholders and third parties for completion of the work, which are expected to be available based on agreements previously entered into and recent discussions between the involved parties. After analyzing this matter, Management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of the financial statements for the year ended December 31, 2016.

Accordingly, TLSA conducted an impairment test of its long-lived assets using the discounted cash flow method. In order to perform the test, TLSA adopted the following main assumptions:

Measurement of recoverable amount:

Cash flow projection	Until 2057
Gross margin	Estimated based on market study to capture cargo and operating costs according to market trend studies
Cost estimate	Costs based on study and market trends
Growth rate in perpetuity	Growth rate was not considered because the model projection is until the end of the concession.
Discount rate	Ranges from 4.25% to 7.90% in real terms.

In addition, CSN, as an investor, conducted an impairment test of its interest in TLSA, based on TLSA’s dividend payment capacity, a methodology known as Dividend Discount Model, or DDM, to remunerate the capital invested by its shareholders. In order to conduct this test, some factors were taken into account, such as:

•         The dividend flow was obtained from TLSA nominal cash flow;

•         The dividend flow was calculated considering the annual interest percentages, considering the dilutions of CSN’s interest arising from the repayment of debts;

•         This dividend flow was discounted to present value using the cost of equity (Ke) included in TLSA’s WACC rate; and

•         This Ke obtained was that calculated in TLSA’s “rolling WACC”.

Another important aspect that was considered in the impairment analysis of CSN’s investment in TLSA was the need to apply an additional risk percentage to the discount rate in addition to that already used to determine TLSA”s discounted cash flow. Due to the sharing of investor risks and the fact that the asset that is being tested represents the cash-generating unit, which in turn equals the legal entity, the risk determined by CSN’s management is the same as that applied by TLSA in the evaluation of the investment, and therefore an additional risk factor to the model would not apply.

As a result of the test performed, the Company recognized in 2016 a loss on the surplus value of TLSA’s investment in the amount of R$ 387,989 recorded in other operating expenses and R $ 131,916 in deferred taxes.

9.     PROPERTY, PLANT AND EQUIPMENT

The information on property, plant and equipment has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2016.

							Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2016	264,629	2,815,679	12,369,630	33,163	2,260,864	391,914	18,135,879
Cost	264,629	3,637,903	20,712,371	173,821	2,260,864	676,529	27,726,117
Accumulated depreciation		(822,224)	(8,342,741)	(140,658)		(284,615)	(9,590,238)
Balance at December 31, 2016	264,629	2,815,679	12,369,630	33,163	2,260,864	391,914	18,135,879
Effect of foreign exchange differences	(805)	(2,577)	(11,330)	(57)	(351)	(378)	(15,498)
Acquisitions			10,800	180	176,926	400	188,306
Capitalized interest (notes 23 and 27)					26,533		26,533
Write - offs		(953)	(6,476)	(37)	(2,281)	7,243	(2,504)
Depreciation		(47,317)	(326,371)	(1,401)		(11,246)	(386,335)
Transfers to other asset categories		62,661	229,623	1,330	(245,687)	(47,927)
Transfers to intangible assets					(22,584)	(3,595)	(26,179)
Others			(300)		1,170	(1)	869
Balance at March 31, 2017	263,824	2,827,493	12,265,576	33,178	2,194,590	336,410	17,921,071
Cost	263,824	3,697,784	20,941,899	174,855	2,194,590	552,072	27,825,024
Accumulated depreciation		(870,291)	(8,676,323)	(141,677)		(215,662)	(9,903,953)
Balance at March 31, 2017	263,824	2,827,493	12,265,576	33,178	2,194,590	336,410	17,921,071

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						Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2016	83,350	1,093,806	7,447,653	15,014	934,587	5,716	9,580,126
Cost	83,350	1,275,784	12,567,114	114,141	934,587	116,987	15,091,963
Accumulated depreciation		(181,978)	(5,119,461)	(99,127)		(111,271)	(5,511,837)
Balance at December 31, 2016	83,350	1,093,806	7,447,653	15,014	934,587	5,716	9,580,126
Acquisitions			5,370	33	99,731	238	105,372
Capitalized interest (notes 23 and 27)					6,534		6,534
Write - offs		(953)	(2,123)	(34)	(2,281)	2,717	(2,674)
Depreciation		(7,939)	(156,359)	(674)		(1,530)	(166,502)
Transfers to other asset categories		(2,477)	179,425	596	(181,328)	3,784
Transfers to intangible assets					(22,584)	(3,595)	(26,179)
Others			(8)		1,410		1,402
Balance at March 31, 2017	83,350	1,082,437	7,473,958	14,935	836,069	7,330	9,498,079
Cost	83,350	1,271,905	12,745,765	114,651	836,069	117,047	15,168,787
Accumulated depreciation		(189,468)	(5,271,807)	(99,716)		(109,717)	(5,670,708)
Balance at March 30, 2017	83,350	1,082,437	7,473,958	14,935	836,069	7,330	9,498,079

 (*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

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The assumptions used for the impairment test in December 2016 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

The breakdown of the projects comprising construction in progress is as follows:

						Consolidado
	Project description	Start date	Completion Date		03/31/2017	12/31/2016
Logistics
	Current investments for maintenance of current operations.				102,629	103,284
					102,629	103,284
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2018	(1)	712,057	689,160
	Expansion of TECAR export capacity.	2009	2020	(2)	258,602	253,545
	Current investments for maintenance of current operations.				269,047	261,056
					1,239,706	1,203,761
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry.	2008	2019		93,483	91,779
	Current investments for maintenance of current operations.			(3)	196,963	307,448
					290,446	399,227
Cement
	Construction of cement plants.	2011	2020	(4)	532,580	529,631
	Current investments for maintenance of current operations.				29,229	24,961
					561,809	554,592
Construction in progress					2,194,590	2,260,864

(1)   Estimated completion date of the Central Plant Step 1;

(2)   Estimated completion date of phase 60 Mtpa;

(3)   Refers substantially to renovation of coke ovens batteries and reuse of carbo-chemical cooling water;

(4)   Refers substantially to the acquisition of new Integrated Cement Plants.

The estimated useful lives are as follows:

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
In Years
Buildings	41	41	42	42
Machinery, equipment and facilities	18	18	19	19
Furniture and fixtures	12	12	11	11
Others	14	14	11	11

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10.   INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2016	3,590,931	297,660	68,253	116,196	3,184,924	440	7,258,404	47,547	47,547
Cost	3,834,234	444,635	183,166	116,196	3,185,700	440	7,764,371	98,992	98,992
Accumulated amortization	(133,973)	(146,975)	(114,913)		(776)		(396,637)	(51,445)	(51,445)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2016	3,590,931	297,660	68,253	116,196	3,184,924	440	7,258,404	47,547	47,547
Effect of foreign exchange differences		(4,318)	(24)	(1,649)		(6)	(5,997)
Acquisitions and expenditures			267				267
Transfer of property, plant and equipment			26,179				26,179	26,179	26,179
Write-offs (note 22)			(68)				(68)	(68)	(68)
Amortization		(8,994)	(5,615)		(332)		(14,941)	(3,752)	(3,752)
Balance at March 31, 2017	3,590,931	284,348	88,992	114,547	3,184,592	434	7,263,844	69,906	69,906
Cost	3,834,234	438,344	164,644	114,547	3,185,701	434	7,737,904	125,768	125,768
Accumulated amortization	(133,973)	(153,996)	(75,652)		(1,109)		(364,730)	(55,862)	(55,862)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at March 31, 2017	3,590,931	284,348	88,992	114,547	3,184,592	434	7,263,844	69,906	69,906

 (*) Composed mainly by mineral rights with potential of 1,101 million tons (Not reviewed by independent auditors). Amortization is based on production volume.

The average useful lives by nature are as follows:

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016

Software	8	8	8	8
Customer relationships	13	13

The assumptions used for the impairment test in December 2016 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

11.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

				Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
FOREIGN CURRENCY
Prepayment	1% to 3,5%	81,411	110,944	468,923	482,347	81,411	110,944	468,923	482,347
Prepayment	3,51% to 8%	461,046	438,802	4,107,303	4,290,062	461,046	438,802	4,107,303	4,290,061
Prepayment - Intecompany	3,51% to 8%					44,556	72,128	4,711,018	4,876,840
Perpetual bonds	7%	4,313	4,436	3,168,400	3,259,100
Bonds	4,14% to 10%	43,949	137,126	5,375,499	5,529,380	69,658	27,044	3,291,367	3,385,587
Bonds Intercompany	4,14% to 10%
Intercompany	Libor 6M to 3%					152,591	149,654	2,644,400	2,719,420
Others	1,2% to 8%	90,608	95,983	171,101	259,262
		681,327	787,291	13,291,226	13,820,151	809,262	798,572	15,223,011	15,754,255
LOCAL CURRENCY
BNDES/FINAME	1,3% + TJLP and Fixed rate 2,5% to 6% + 1,5%	73,156	73,736	999,150	1,012,268	43,182	43,467	939,676	945,633
Debentures	110,8% to 113,7% CDI	515,532	538,003	1,170,383	1,270,383	515,532	538,003	1,170,383	1,270,383
Prepayment	109,5% to 116,5% CDI and fixed rate of 8%	522,652	570,778	5,080,000	5,080,000	454,928	519,806	3,080,000	3,080,000
CCB	112,5% and 113% CDI	76,434	181,143	7,200,000	7,200,000	76,434	181,143	7,200,000	7,200,000
		1,187,774	1,363,660	14,449,533	14,562,651	1,090,076	1,282,419	12,390,059	12,496,016
Total Borrowings and Financing		1,869,101	2,150,951	27,740,759	28,382,802	1,899,338	2,080,991	27,613,070	28,250,271
Transaction Costs and Issue Premiums		(31,102)	(33,503)	(52,165)	(59,232)	(26,891)	(29,109)	(47,757)	(53,378)
Total Borrowings and Financing + Transaction Costs		1,837,999	2,117,448	27,688,594	28,323,570	1,872,447	2,051,882	27,565,313	28,196,893

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11.a) Maturities of borrowings, financing and debentures presented in noncurrent liabilities

As of March 31, 2017, the principal amount of long-term borrowings, financing and debentures by maturity year, adjusted for interest and inflation, is as follows:

		Consolidated		Parent Company
2018	5,308,629	19%	7,032,265	25%
2019	7,060,863	25%	5,452,468	20%
2020	7,344,655	26%	4,593,480	17%
2021	2,204,795	8%	2,774,303	10%
2022	1,833,451	7%	2,088,048	8%
After 2022	819,966	3%	5,672,506	20%
Perpetual bonds	3,168,400	12%
	27,740,759	100%	27,613,070	100%

11.b) Borrowings, financing and debentures raised and paid

The table below shows the borrowings, financing and debentures raised and paid during the period:

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Opening balance	30,441,018	34,282,515	30,248,775	33,988,090
Raised		30,034	-	62,836
Forfaiting funding / Drawee Risk Raised	-	78,240	-	78,240
Payment of principal	(306,516)	(695,938)	(244,599)	(298,015)
Payment of principal Forfaiting/Drawee Risk	-	(407,155)	-	(407,155)
Payment of charges	(929,979)	(3,044,342)	(738,016)	(2,566,293)
Payment of charges Forfaiting/Drawee Risk		(5,694)		(5,694)
Provision of charges	726,095	3,156,120	615,008	2,661,090
Provision of charges Forfaiting / Drawee Risk	-	4,237	-	4,237
Others (1)	(404,025)	(2,956,999)	(443,408)	(3,268,561)
Closing balance	29,526,593	30,441,018	29,437,760	30,248,775

1. Includes unrealized exchange and monetary variations.

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In the first quarter of 2017, the Group paid borrowings as shown below:

•       Paid

		Consolidated
Transaction	Principal	Charges
Fixed Rate Notes	81,909	237,352
Debentures	96,667	85,458
Bank Credit Bill		351,812
Export Credit Note	20,000	214,308
Pre - Export Payment	88,938	21,506
BNDES/FINAME	17,142	19,047
Others	1,860	496
Total	306,516	929,979

•       Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the publication of its audited financial statements within the regulatory terms or payment of commission on assumption of risks in case the indicator of net debt to EBITDA reaches the levels set out in such agreements.

As of March 31, 2017, the Company has provisioned R$36,375 in the Consolidated and R$16,767 in the Parent Company for commission on assumption of risks.

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12.   FINANCIAL INSTRUMENTS

The information on policies applied to financial instruments has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2016 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial information as of March 31, 2017.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

•           Classification of financial instruments

Consolidated						03/31/2017					12/31/2016
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities measured at amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities measured at amortized cost method	Balances

Assets
Current
Cash and cash equivalents	3			4,315,796		4,315,796			4,871,162		4,871,162
Short-term investments	4			734,688		734,688			760,391		760,391
Trade receivables	5			1,849,528		1,849,528			1,904,630		1,904,630
Derivative financial instruments	7							2,298			2,298
Trading securities	7		3,586			3,586		2,966			2,966
	5				37,679	37,679				37,679	37,679
Total			3,586	6,900,012	37,679	6,941,277		5,264	7,536,183	37,679	7,579,126

Non-current
Other trade receivables	7			14,327		14,327			15,291		15,291
Investments	8	1,427,566				1,427,566	1,374,268				1,374,268
Loans - related parties	7			501,766		501,766			479,960		479,960
Total		1,427,566		516,093		1,943,659	1,374,268		495,251		1,869,519

Total Assets		1,427,566	3,586	7,416,105	37,679	8,884,936	1,374,268	5,264	8,031,434	37,679	9,448,645

Liabilities
Current
Borrowings and financing	11				1,869,101	1,869,101				2,150,951	2,150,951
Derivative financial instruments	12		26			26		121			121
Trade payables					1,934,358	1,934,358				1,763,206	1,763,206
Dividends and interest on capital	13				484,570	484,570				484,570	484,570
Total			26		4,288,029	4,288,055		121		4,398,727	4,398,848

Non-current
Borrowings and financing	11				27,740,759	27,740,759				28,382,802	28,382,802
Total					27,740,759	27,740,759				28,382,802	28,382,802

Total Liabilities			26		32,028,788	32,028,814		121		32,781,529	32,781,650

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

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Consolidated			03/31/2017			12/31/2016
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments					2,298	2,298
Trading securities	3,586		3,586	2,966		2,966
Non-current
Available-for-sale financial assets
Investments	1,427,566		1,427,566	1,374,268		1,374,268
Total Assets	1,431,152		1,431,152	1,377,234	2,298	1,379,532

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		26	26		121	121
Total Liabilities		26	26		121	121

II – Investments in securities classified as available-for-sale and measured at fair value through OCI

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not included in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (B3 - Brasil, Bolsa, Balcão). According to the Company's policy, the gains and losses arising from changes in share prices are recorded directly in shareholders’ equity, as other comprehensive income.

The Company's accounting policy requires a quarterly analysis based on quantitative and qualitative information available in the market from the moment the instrument demonstrates a drop of more than 20% in its market value or from a significant drop in market value compared to their acquisition cost for more than 12 months. If the Company concludes that there was a significant drop in the instrument’s price, an impairment loss must be recognized. In 2012, considering the price of Usiminas shares on B3 - Brasil, Bolsa, Balcão, the first impairment of these shares was recognized. Under this policy, whenever the share price reaches a level lower than the last impairment recognized, the Company must recognize new losses in profit or loss, redefining the new minimum level of the share price.

During 2016 and until the first quarter of 2017, no impairment was recognized and the gains arising from change in share prices in the period was recognized in other comprehensive income:

Class of shares	Quantity	03/31/2017			12/31/2016		Variation in the period
		Share price	Carrying amount	Quantity	Share price	Carrying amount	Share price	Variation in the carrying amount
Common	107,156,651	8.38	897,973	107,156,651	8.26	885,114	0.12	12,859
Preferred	114,280,556	4.44	507,405	114,280,556	4.10	468,550	0.34	38,855
	221,437,207		1,405,378	221,437,207		1,353,664		51,714

As of March 31, 2017 and December 31, 2016, the Company's interest in USIMINAS comprised 15.19% in common shares and 20.86% in preferred shares.

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As of March 31, 2017, the amount recognized in comprehensive income for available-for-sale investments, net of taxes, is R$756,243 (R$678,035 as of December 31, 2016).

III -           Financial risk management:

As of March 31, 2017, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2016.

12.a) Foreign exchange rate and interest rate risks:

•           Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of March 31, 2017 is as follows.

		03/31/2017
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	1,090,887	17,879
Trade receivables	330,506	10,123
Other assets	4,045	10,084
Total Assets	1,425,438	38,086
Borrowings and financing	(4,327,371)	(72,457)
Trade payables	(115,056)	(5,194)
Other liabilities	(15,209)	(5,905)
Total Liabilities	(4,457,636)	(83,556)
Foreign exchange exposure	(3,032,198)	(45,470)
Cash flow hedge accounting	1,429,333
Net Investment hedge accounting		72,000
Net foreign exchange exposure	(1,602,865)	26,530
Perpetual Bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(602,865)	26,530

CSN is currently in process of redefining its currency hedge strategy. The Company began to focus its hedging strategy to preserve its cash flow capturing the existing natural relationships and the use of derivative instruments to hedge CSN’s future cash flows.

•           Interest rate risk:

The risk arises from short and long term liabilities with fixed or floating interest rates and inflation indices.

In item 12b) we show the derivatives and hedging strategies to hedge foreign exchange and interest rate risks.

12.b) Hedging instruments: Derivatives and hedge accounting:

CSN uses various instruments to hedge foreign exchange and interest rate risks, as shown in the following topics:

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•           Portfolio of derivative financial instruments

						03/31/2017				12/31/2016	03/31/2017
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2017
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BNPP	3/9/2017	Dollar					10,250	33,435	(31,137)	2,298	(229)
Total dollar-to-euro swap							10,250	33,435	(31,137)	2,298	(229)

BM&FBovespa	1/2/2017	Real	2,219,433			(26)	1,641,378	-	-	(121)	13,224
Total Future DI			2,219,433			(26)	1,641,378	-	-	(121)	13,224

						(26)		33,435	(31,137)	2,177	12,995

•       Classification of the derivatives in the balance sheet and statement of income

					03/31/2017
Instruments	Assets		Liabilities		Financial income and expenses, net (Note 23)
	Current	Total	Current	Total
Dollar - to - euro swap					(229)
Future DI			(26)	(26)	13,224
			(26)	(26)	12,995

				12/31/2016	03/31/2016
Instruments	Assets		Liabilities		Financial income and expenses, net (Note 23)
	Current	Total	Current	Total
Future Dollar BM&F					(681,176)
Future DI			(121)	(121)
Dollar - to - euro swap	2,298	2,298			(7,506)
Fixed rate - to - CDI swap					(299)
CDI - to - fixed rate swap					(63)
	2,298	2,298	(121)	(121)	(689,044)

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•       Cash flow hedge accounting

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to hedge highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the concurrent recognition of the dollar impact on liabilities and on exports. The adoption of this hedge accounting does not entail entering into any financial instrument. As of March 31, 2017, US$1.4 billion in exports to be carried out until October 2022 is designated.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of March 31, 2017:

									03/31/2017
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on result (R$'000)	Impact on shareholders' equity (R$'000)
11/03/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 to September 2019	2.4442	500,000	(66,667)	4,996	(313,820)
12/01/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 to February 2019 (2)	2.5601	175,000	(70,000)	11,406	(63,877)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(49,030)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 to March 2021	3.1813	60,000			774
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 to March 2021	3.2850	100,000			11,660
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.2850	30,000			3,498
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3254	100,000			15,700
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3557	25,000			4,683
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3557	70,000			13,111
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3557	30,000			5,619
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3815	30,000			6,393
08/01/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)			(2,030)
08/03/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3940	355,000			80,088
Total						1,566,000	(136,667)	16,402	(287,231)

 (*) The effect on profit or loss was recognized in other operating expenses.

 (1) - During the designation in August 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously was no longer probable to be realized due to the decrease of the Platt’s value. Therefore, we discontinued the hedging relationship in August 2015. The exchange rate for the period remains recorded in shareholders’ equity until the settlement of the debt.

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In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in hedge accounting amounts recognized in shareholders’ equity as of March 31, 2017 is as follows:

	12/31/2016	Movement	Realization	03/31/2017
Cash flow hedge accounting	436,677	(133,044)	(16,402)	287,231
Fair value of cash flow hedge, net of taxes	436,677	(133,044)	(16,402)	287,231

As of March 31, 2017, the hedging relationships established by the Company were effective, according to prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Hedge of net investment in foreign operation

CSN has a natural currency exposure in Euros substantially arising from a borrowing taken by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad where the functional currency is Euro. Such exposure arises from translating the balance sheets of these subsidiaries for consolidation into CSN, where the exchange difference on the borrowings affected the statement of income, in the financial income (expenses) line item, and the exchange difference on the net assets of the foreign operation directly affected the shareholders equity, in other comprehensive income.

As from September 1, 2015, CSN began to adopt the net investment hedge to eliminate such exposure and cover future fluctuations of the Euro on such borrowings. Non-derivative financial liabilities were designated, represented by borrowing agreements with financial institutions in the amount of € 120 million. The account balances as of March 31, 2017 are as follows:

						03/31/2017
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Impact on shareholders' equity
9/1/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(59,650)
01/31/2016	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	(1)	(48,000)
Total					72,000	(59,650)

1.     In January 2017, the portion of a debt designated as hedging instrument was settled.

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The movement in the amounts related to net investment hedge recognized in shareholders’ equity as of March 31, 2017 is as follows:

	12/31/2016	Movement	Realization	03/31/2017
Net Investment hedge accounting	(57,804)	(1,846)		(59,650)
Fair value of net investment hedge in foreign operations	(57,804)	(1,846)		(59,650)

As of March 31, 2017, the hedging relationships established by the Company were effective, according to prospective tests conducted. Therefore, no reversal for hedge ineffectiveness was recognized.

12.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

•       Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of March 31, 2017.

The currencies used in the sensitivity analysis and their scenarios are shown below:

				03/31/2017
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.1684	3.2909	3.9605	4.7526
EUR	3.3896	3.9033	4.2370	5.0844

			03/31/2017
Interest	Interest rate	Scenario 1	Scenario 2
CDI	12.13%	15.16%	18.20%
TJLP	7.50%	9.38%	11.25%
LIBOR	1.42%	1.78%	2.13%

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The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					03/31/2017
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	1,429,333	Dollar	175,093	1,132,175	2,264,350

Currency position	(3,032,198)	Dollar	(371,444)	(2,401,804)	(4,803,608)
(not including exchange derivatives above)

Consolidated exchange position	(1,602,865)	Dollar	(196,351)	(1,269,629)	(2,539,258)
(including exchange derivatives above)

Net Investment hedge accounting	72,000	Euro	36,986	61,013	122,026

Currency position	(45,470)	Euro	(23,358)	(38,531)	(77,062)

Consolidated exchange position	26,530	Euro	13,628	22,482	44,964
(including exchange derivatives above)

 (*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – depreciation of Real by 3.87% / Real x Euro – depreciation of Real by 15,16%. Source: quotations from Central Bank of Brazil on 12/20/2017.

•       Sensitivity analysis of interest rate swap

The Company considered scenarios 1 and 2 as 25% and 50% for the sensitivity analysis as of March 31, 2017.

					03/31/2017
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Future DI	2,219,433	CDI	(26)	67,304	134,609

 (*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario the market values as of March 31, 2017 recognized in the company's assets and liabilities.

•       Sensitivity analysis of changes in interest rates

The Company considered scenarios 1 and 2 as 25% and 50% of changes in interest volatility as of March 31, 2017.

					Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.50		(1,058,515)	(3,306)	(19,847)	(39,694)
Libor	1.42		(5,040,924)	(77,758)	(17,936)	(35,872)
CDI	12.13	607,856	(14,323,819)	(251,668)	(415,937)	(831,874)

 (*) The sensitivity analysis is based on the assumption of maintaining as a probable scenario the market values as of March 31, 2017 recognized in the company's assets and liabilities.

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12.d) Liquidity risk

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At March 31, 2017	Less than one year	From one to two years	From two to five yyears	Over five years	Total
Borrowings, financing and debentures	1,869,101	12,369,492	11,382,901	3,988,366	29,609,860
Derivative financial instruments	26				26
Trade payables	1,934,358				1,934,358
Dividends and interest on capital (Note 13)	484,570				484,570

IV - Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		03/31/2017		12/31/2016
	Carrying amount	Fair Value(*)	Carrying amount	Fair Value(*)
Perpetual bonds	3,172,713	1,654,764	3,263,536	1,702,134
Fixed Rate Notes	5,419,448	4,770,769	5,666,506	4,907,339

 (*) Source: Bloomberg

13.   OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Payables to related parties (note 17 a)	2,273	10,927			174,505	182,810	60,960	67,940
Derivative financial instruments (note 12 I)	26	121
Exclusive funds (1)					26	121
Dividends and interest on capital payable (note 12 I) (2)	484,570	484,570			2,209	2,209
Advances from customers	117,150	90,720			105,968	80,652
Taxes in installments	23,437	24,444	82,179	83,312	9,403	9,397	1,503	1,524
Profit sharing – employees	267,303	211,791			185,308	148,788
Freight provision	57,586	57,586			10,764	10,764
Provision for industrial restructuring	13,000	13,000
Taxes payable			8,452	8,518			6,966	7,035
Other provision	23,162	23,162			6,890	6,890
Third party materials in our possession	288	288
Other payables	117,197	105,115	37,670	39,307	43,086	22,900
	1,105,992	1,021,724	128,301	131,137	538,159	464,531	69,429	76,499

1. Refers to derivative transactions managed by the exclusive funds.

2. Dividends payable by the subsidiary CSN Mineração.

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14.   INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated		Parent Company
	03/31/2017	03/31/2016 Adjusted	03/31/2017	03/31/2016

Income tax and social contribution income (expense)
Current	(114,155)	(27,304)		(51)
Deferred	(22,793)	(86,104)	2,956	450
	(136,948)	(113,408)	2,956	399

The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

	Consolidated			Parent Company
	03/31/2017	03/31/2016 Adjusted	03/31/2017	03/31/2016 Adjusted

(Loss)/Profit before income tax and social contribution	254,563	(663,622)	82,674	(785,923)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(86,551)	225,631	(28,109)	267,214
Adjustment to reflect the effective rate:
Equity pickup	9,514	15,512	50,418	(158,336)
Profit with differentiated rates or untaxed	(20,840)	(179,885)
Transfer pricing adjustment	(653)	(44,172)
Tax loss carryforwards without recognizing deferred taxes	(137,880)	(444,807)	(116,051)	(434,432)
Limit of Indebtdness	(7,770)	(9,211)	(7,770)	(9,211)
Unrecorded deferred taxes on temporary differences	130,195	313,245	129,374	305,359
Deferred taxes on foreign profit		(6,798)
Amortization of goodwill		(8,325)
Tax incentives	1,590
Reversal of estimated losses for deferred income and social contribution tax credits	(28,698)	29,781	(28,698)	29,781
Other permanent deductions (additions)	4,145	(4,379)	3,792	24
Income tax and social contribution in profit for the period	(136,948)	(113,408)	2,956	399
Effective tax rate	54%	-17%	-4%	0%

Currently, there are no sufficiently strong evidences to support the recognition of tax credits. For this reason, we maintained the recognition of tax credits arising from income tax and social contribution losses up to the limit of 30% of the deferred tax liabilities.

14.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on income tax and social contribution losses and the corresponding temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2016	Comprehensive income	P&L	Others	03/31/2017
Deferred tax assets
Income tax losses	970,800		72,651	(37,783)	1,005,668
Social contribution tax losses	340,629		26,622	(13,597)	353,654
Temporary differences	(2,288,175)	3,044	(122,066)	51,224	(2,355,973)
- Provision for tax. social security, labor, civil and environmental risks	256,936		(5,198)	14,839	266,577
- Provision for environmental liabilities	95,048		(1,953)		93,095
- Asset impairment losses	93,908		(1,631)		92,277
- Inventory impairment losses	35,703		1,518		37,221
- (Gains)/losses on financial instruments	(2,300)		2,883		583
- (Gains)/losses on available-for-sale financial assets	705,929	(18,122)			687,807
- Actuarial liability (pension and healthcare plan)	134,578		70,806		205,384
- Accrued supplies and services	123,101		8,735		131,836
- Allowance for doubtful debts	42,008		4,515		46,523
- Goodwill on merger	815		(52)		763
- Unrealized exchange differences (1)	1,589,651		(107,681)		1,481,970
- (Gain) on loss of control over Transnordestina	(92,180)				(92,180)
- Cash flow hedge accounting	148,471	(45,236)			103,235
- Estimated (losses)/Reversals to deferred tax credits	(3,013,730)	61,476	(28,698)		(2,980,952)
Unrecognized deferred taxes	(1,324,437)	1,882	(54,345)	36,192	(1,340,708)
- Fair Value acquisition of SWT/CBL	(199,001)	2,901	6,227		(189,873)
- Business Combination	(1,072,824)		1,661		(1,071,163)
- Other	190,149	143	(18,853)	193	171,632
Total	(976,746)	3,044	(22,793)	(156)	(996,651)

Total Deferred Assets	70,151				88,050
Total Deferred Liabilities	(1,046,897)				(1,084,701)
Total Deferred	(976,746)				(996,651)

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				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2016	Comprehensive income	P&L	03/31/2017
Deferred tax assets
Income tax losses	802,813		84,988	887,801
Social contribution tax losses	280,164		31,063	311,227
Temporary differences	(1,670,334)		(113,095)	(1,783,429)
- Provision for tax. social security, labor, civil and environmental risks	219,595		(6,140)	213,455
- Provision for environmental liabilities	92,802		(2,252)	90,550
- Asset impairment losses	62,398		(11)	62,387
- Inventory impairment losses	12,686		52	12,738
(Gain)/loss in financial instruments	(2,300)		2,883	583
- (Gains)/losses on available-for-sale financial assets	705,929	(18,122)		687,807
- Actuarial liability (pension and healthcare plan)	137,023		70,806	207,829
- Accrued supplies and services	93,760		6,045	99,805
- Allowance for doubtful debts	27,714		4,672	32,386
- Unrealized exchange differences (1)	1,657,193		(99,990)	1,557,203
(Gain) in control loss on Transnorderstina	(92,180)			(92,180)
- Cash flow hedge accounting	148,471	(45,236)		103,235
- Estimated (losses)/Reversals to deferred tax credits	(3,013,730)	61,476	(28,698)	(2,980,952)
Unrecognized deferred taxes	(1,115,571)	1,882	(33,336)	(1,147,025)
- Business Combination	(721,993)			(721,993)
- Deferred taxes over business combination - CGPAR	(22,609)			(22,609)
- Deferred taxes on amortization of surplus value - CGPAR	1,340			1,340
- Others	139,138		(27,126)	112,012
Total	(587,357)		2,956	(584,401)

Total Deferred Liabilities	(587,357)			(584,401)
Total Deferred	(587,357)			(584,401)

 (1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution.

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In its corporate structure, the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2012 to the first quarter of 2017, these foreign subsidiaries generated profits amounting to R$ 1,789,700. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total approximately R$ 487,789.

The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in the financial statements.

14.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	Consolidated			Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Income tax and social contribution
Actuarial gains on defined benefit pension plan	30,264	30,234	33,400	33,400
Losses estimated for deferred income and social contribution tax credits - actuarial gains	(33,400)	(33,400)	(33,400)	(33,400)
Changes in the fair value on available-for-sale financial assets	(51,918)	(33,796)	(51,918)	(33,796)
Losses estimated for deferred income and social contribution tax assets - available for sale assets	51,918	33,796	51,918	33,796
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	66,459	109,813	66,459	109,813
Losses estimated for deferred income and social contribution tax credits - cash flow hedge	(66,459)	(109,813)	(66,459)	(109,813)
	(428,646)	(428,676)	(425,510)	(425,510)

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15.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

As of March 31, 2017, the information on judicial deposits and lawsuits has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2016. The details of the provisioned amounts and the related judicial deposits are presented below:

			Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Tax	117,812	119,523	66,853	62,035	66,629	70,979	53,882	48,831
Social security	71,864	62,574	48,614	48,614	70,437	61,594	48,614	48,614
Labor	486,314	485,422	197,037	186,823	381,256	381,255	162,099	156,978
Civil	145,198	137,857	23,462	23,179	119,481	110,420	16,689	16,395
Environmental	9,238	7,716	2,220	2,220	4,529	2,370	2,220	2,220
Deposit of a guarantee			8,386	8,387
	830,426	813,092	346,572	331,258	642,332	626,618	283,504	273,038

The movement in the provision for tax, social security, labor, civil and environmental risks in the period ended March 31, 2017 is as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2016	Additions	Accrued Charges	Net utilization of reversal	03/31/2017
Tax	119,523	2,134	2,755	(6,600)	117,812
Social security	62,574	8,038	1,252		71,864
Labor	485,422	8,965	9,433	(17,506)	486,314
Civil	137,857	2,092	8,087	(2,838)	145,198
Environmental	7,716	2,111	176	(765)	9,238
	813,092	23,340	21,703	(27,709)	830,426

					Parent Company
					Current + Non-current
Nature	12/31/2016	Additions	Accrued Charges	Net utilization of reversal	03/31/2017
Tax	70,979	691	1,559	(6,600)	66,629
Social security	61,594	8,038	805		70,437
Labor	381,255	5,657	6,440	(12,096)	381,256
Civil	110,420	1,975	7,086	-	119,481
Environmental	2,370	2,111	48	-	4,529
	626,618	18,472	15,938	(18,696)	642,332

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, this provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

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▪  Other administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of March 31, 2017 and December 31, 2016.

	03/31/2017	12/31/2016
Assesment and imposition of fine (AIIM) - Income tax and social contribution - Capital gain on sale of Namisa's shares	8,578,543	8,415,142

Income tax / Social contribution - Assesment and Imposition of Fine (AIIM) - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa.	2,508,221	2,457,855

Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	2,380,236	2,327,499

Notices of violation and imposition of fine - Income taxes and social contribution due to profits from foreign subsidiaries years 2008,2010 and 2011	1,680,301	1,644,898

Tax foreclosures - ICMS - Electricity credits	863,208	838,192

Installments MP 470 - alleged insufficiency of tax losses	668,451	652,553

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,534,633	1,505,079

Disallowance of the ICMS credits - Transfer of iron ore	584,183	570,997

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	286,177	279,511

Disallowance of the tax losses arising on adjustments to the SAPLI	466,379	455,214

Assessment Notice - ICMS - shipping and return merchandise for Industrialization	769,814	749,492

Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	190,713	185,249

CFEM – Divergence on the understanding between CSN and DNPM on the calculation basis	358,718	348,512

Other tax (federal, state, and municipal) lawsuits	2,807,279	2,727,258

Social security lawsuits	268,808	263,951

Law suit applied by Brazilian antitrust authorities (CADE)	97,088	96,316

Other civil lawsuits	841,316	814,440

Labor and social security lawsuits	1,252,637	1,138,155

Environmental lawsuits	404,822	375,272

	26,541,527	25,845,585

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

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16.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The information on provision for environmental liabilities and asset retirement obligations has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2016 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of March 31, 2017.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Environmental liabilities	274,226	273,475	266,640	265,772
Asset retirement obligations	75,356	73,589
	349,582	347,064	266,640	265,772

17.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information on related-party transactions has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2016.

17.a) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

	Consolidated
	Current		Non-current		Total
	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Assets
Trade receivables (note 5)	151,186	129,837			151,186	129,837
Dividends receivable (note 5)	37,679	37,679			37,679	37,679
Actuarial asset (note 7)			112,970	119,854	112,970	119,854
Financial investments/ investments	179,719	315,319			179,719	315,319
Loans (note 7)			501,766	479,960	501,766	479,960
Other receivables (note 7)	4,756	5,768	31,645	32,020	36,401	37,788
	373,340	488,603	646,381	631,834	1,019,721	1,120,437
Liabilities
Other payables (note 13)
Accounts payable	2,273	10,927			2,273	10,927
Trade payables	47,412	50,623			47,412	50,623
Actuarial liabilities			28,004	28,004	28,004	28,004
	49,685	61,550	28,004	28,004	77,689	89,554

	3/31/2017	3/31/2016
		Adjusted
Statement of Income
Revenues
Sales	250,657	189,343
Interest (note 23)	20,177	12,913
Expenses
Purchases	(258,307)	(240,020)
Interest		(92)
Foreing exchange and monetary variations, net	(4,381)
	8,146	(37,856)

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•       By company

	Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (expenses), net	Foreign exchange and monetary variation, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,742		2,742		(7,961)			(7,961)
MRS Logística S.A.	37,217		37,217	26,332		26,332		(212,078)			(212,078)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	1,904		1,904	15,305		15,305	5	(35,105)			(35,100)
Transnordestina Logística S.A (1)	247	480,800	481,047	2,679		2,679	1,271		15,508		16,779
	39,368	480,800	520,168	47,058		47,058	1,276	(255,144)	15,508		(238,360)
Other related parties
CBS Previdência		112,971	112,971		28,004	28,004
Fundação CSN	1,829		1,829	279		279		(583)			(583)
Banco Fibra (2)	179,719		179,719						3,902	(4,381)	(479)
Panatlântica (3)	146,946	2,625	149,571				239,675				239,675
Ibis Participações e Serviços				370		370		(2,502)			(2,502)
Partifib Projetos Imobiliários	148		148				827				827
Vicunha Imóveis Ltda.								(20)			(20)
Vicunha Serviços Ltda.								(58)			(58)
	328,642	115,596	444,238	649	28,004	28,653	240,502	(3,163)	3,902	(4,381)	236,860
Associates
Arvedi Metalfer do Brasil S.A.	5,330	49,985	55,315	1,978		1,978	8,879		767		9,646

Total at 03/31/2017	373,340	646,381	1,019,721	49,685	28,004	77,689	250,657	(258,307)	20,177	(4,381)	8,146
Total at 12/31/2016	488,603	631,834	1,120,437	61,550	28,004	89,554	878,992	(1,099,851)	57,779	(18,398)	(181,478)
Total at 03/31/2016 (Adjusted)							189,343	(240,020)	12,821		(37,856)

1.    Transnordestina Logística S.A: Assets: Refers mainly to loan agreements in R$: Interest from 102.0% to 115.0% of the CDI. As of March 31, 2017, the loans amounted to R$480,800 (R$459,762 as of December 31, 2016).

2.    Banco Fibra S.A: Assets: Refers to financial investments in time deposits.

3.    Panatlantica: Receivables from the sale of steel products.

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•       By transaction

						Parent Company
	Current		Non-current		Total
	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Assets
Trade receivables (1) (note 5)	1,093,516	1,034,098			1,093,516	1,034,098
Dividends receivable (note 5)	863,723	873,473			863,723	873,473
Actuarial asset (note 7)			103,859	109,106	103,859	109,106
Empréstimos (note 7)	27,993	25,602	394,085	375,716	422,078	401,318
Short-term investments / Investments (2)	194,000	811,990	84,136	81,382	278,136	893,372
Other receivables(3) (note 7)	21,060	132,384	308,605	311,414	329,665	443,798
	2,200,292	2,877,547	890,685	877,618	3,090,977	3,755,165
Liabilities
Borrowings and financing
Prepayment (note 11)	44,556	72,128	4,711,018	4,876,840	4,755,574	4,948,968
Intercompany bonds (note 11)	69,658	27,044	3,291,367	3,385,587	3,361,025	3,412,631
Intercompany loans (note 11)	152,591	149,654	2,644,400	2,719,420	2,796,991	2,869,074
	266,805	248,826	10,646,785	10,981,847	10,913,590	11,230,673
Other payables (Note 15)
Accounts payable (4)	174,505	182,810	60,960	67,940	235,465	250,750
Exclusive funds (2) (note 13)	26	121			26	121
Trade payables	133,433	141,048			133,433	141,048
Actuarial liabilities			28,004	28,004	28,004	28,004
	307,964	323,979	88,964	95,944	396,928	419,923

	03/31/2017	03/31/2016
Statement of income
Revenues
Sales/Others	869,358	614,085
Interest (note 23)	16,913	8,499
Exclusive funds (note 23)	25,673
Expenses
Purchases	(467,131)	(369,941)
Interests (note 23)	(119,461)	(133,341)
Foreing exchange and monetary variations, net	283,731	1,085,469
Exclusive funds (note 23)		(644,709)
	609,083	560,062

1.    Receivables from sales of goods and services between the parent company, subsidiaries and joint ventures.

2.    Assets: Financial investments classified in current total R$ 194,000 as of March 31, 2017 (R$811,990 as of December 31, 2016) and investments in Usiminas shares classified as available-for-sale investments, in noncurrent, total R$ 84,138 (R$81,382 as of December 31, 2016).

3.    Current: Refers mainly to pass through of administrative expenses amounting to R$9,296 (R$120,621 as of December 31, 2016).

Noncurrent: Refers mainly to advance for future capital increases, dividends receivable and receivables from acquisition of debentures.

4.      Current: Refers mainly to commission and logistics expenses related to sales of steel for resale through its subsidiary CSN LLC.

Noncurrent: Refers mainly to assignment of credits from income tax and social contribution losses with Ferrovia Transnordestina Logistica)

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• By company

											Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (expenses), net	foreign exchange and monetary variations, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	228,892	121,336	350,228	10,892	196	11,088	162,124	(14,290)			147,834
Estanho de Rondônia S.A.	5,941	1,766	7,707	1,376		1,376	117	(5,494)	114		(5,263)
Sepetiba Tecon S.A.	33,800	89,677	123,477	18,137		18,137		(25,456)	765		(24,691)
Minérios Nacional S.A.		5,850	5,850
Csn Mineração S.A(2)	983,307		983,307	56,565		56,565	27,772	(230,496)			(202,724)
CSN Energia S.A.	4,332		4,332	27,151		27,151		(79,510)			(79,510)
Ferrovia Transnordestina Logística S.A.		10,891	10,891		60,764	60,764				(1,958)	(1,958)
Companhia Siderúrgica Nacional, LLC (3)	439,962		439,962	171,424		171,424	247,281	(5,538)		(14,981)	226,762
CSN Europe Lda.				13,196	97,331	110,527			(272)	2,786	2,514
CSN Resources S.A. (4)				234,860	8,039,920	8,274,780			(103,149)	230,154	127,005
Lusosider Aços Planos, S.A.	128,760		128,760	145		145	191,557			(5,652)	185,905
CSN Islands XI Corp. (5)					1,013,888	1,013,888				29,024	29,024
CSN Islands XII Corp. (6)				18,749	1,408,354	1,427,103			(15,387)	41,886	26,499
CSN Ibéria Lda.					87,292	87,292			(653)	2,472	1,819
Companhia de Embalagens Metálicas MMSA	5,404	44,859	50,263
Companhia Florestal do Brasil		2,581	2,581
Stahlwerk Thüringen GmbH
CGPAR Construção Pesada S.A.	5,219		5,219
	1,835,617	276,960	2,112,577	552,495	10,707,745	11,260,240	628,851	(360,784)	(118,582)	283,731	433,216
Joint-venture and Joint-operation
ITA Energética S.A	2,040		2,040
MRS Logística S.A.	18,742		18,742	12,198		12,198		(81,940)			(81,940)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	723		723	9,535		9,535	5	(21,448)			(21,443)
Transnordestina Logística S.A.	247	373,120	373,367						12,073		12,073
	21,752	373,120	394,872	21,733		21,733	5	(103,388)	12,073		(91,310)
Other related parties
CBS Previdência		103,859	103,859		28,004	28,004
Fundação CSN	1,829		1,829	145		145		(379)			(379)
Banco Fibra	15		15						3,194		3,194
Panatlântica	146,946	2,625	149,571				239,675				239,675
Ibis Participações e Serviços				370		370		(2,502)			(2,502)
Partifib Projetos Imobiliários	148		148				827				827
								(20)			(20)
								(58)			(58)
	148,938	106,484	255,422	515	28,004	28,519	240,502	(2,959)	3,194		240,737
Associates
Arvedi Metalfer do Brasil S.A.		49,985	49,985						767		767

Exclusive Funds
Diplic II, Caixa Vertice and VR1 (7)	193,985	84,136	278,121	26		26			25,673		25,673

Total at 03/31/2017	2,200,292	890,685	3,090,977	574,769	10,735,749	11,310,518	869,358	(467,131)	(76,875)	283,731	609,083
Total at 12/31/2016	2,877,547	877,618	3,755,165	572,805	11,077,791	11,650,596
Total at 03/31/2016							614,085	(369,941)	(769,551)	1,085,469	560,062

1.  Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$228,892 as of March 31, 2017, and debentures from the indirect subsidiary CBL in the amount of R$121,336.

2.  CSN Mineração: Assets: Refers mainly to dividends declared by Namisa in the amount of R$694.080 assumed by CSN Mineração on the merger as of December 31, 2015, dividends for 2016 in the amount of R$149,690, and pass through of administrative expenses in the amount of R$139,098.

Liabilities: Payables from purchases of iron ore and port services.

3.  Companhia Siderurgica Nacional, LLC: Receivables of R$439,962 as of March 31, 2017 (R$479,625 as of December 31, 2016), related to sale of steel for resale.

4.  CSN Resources SA: Prepayment, Fixed Rate Notes and Intercompany Bonds contracts in dollar. As of March 31, 2017, the loans amounted to R$8,274,780 (R$8,495,912 as of December 31, 2016).

5.  CSN Islands XI Corp.: Intercompany contracts in US dollars. As of March 31, 2017, loans total R$1,013,888 (R$1,042,912 as of December 31, 2016).

6.  CSN Islands XII Corp.: Refers mainly to prepayment contracts and Intercompany contracts in dollar. As of March 31, 2017, loans total R$1,427,103 (R$1,489,631 as of December 31, 2016).

7.  Exclusive funds: Current assets: Refers mainly to investments in government securities and CDBs, of which R$113.599 million in CDBs at Banco Fibra. Noncurrent assets: Refers to Usiminas S.A. shares. The funds VR1 and Diplic II are managed by Taquari Asset.

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17.b) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of March 31, 2017.

	03/31/2017	03/31/2016
	Statement of Income
Short-term benefits for employees and officers (*)	5,283	39,809
Post-employment benefits	53	118
	5,336	39,927

 (*) The compensation of key management personnel in 2016 includes payments of contracts with executives that were linked to parameters that were achieved mainly in the first quarter of 2016.

18.   SHAREHOLDERS’ EQUITY

18.a) Paid-in capital

Fully subscribed and paid-in capital as of March 31, 2017 and December 31, 2016 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

18.b) Authorized capital

The Company’s bylaws in effect as of March 31, 2017 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

18.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of the share capital.

18.d) Ownership structure

As of March 31, 2017, the Company’s ownership structure was as follows:

			3/31/2017			12/31/2016
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	682,855,454	49.21%	50.32%	682,855,454	49.21%	50.32%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.29%
CFL Participações S.A. (*)	3,977,536	0.29%	0.29%	3,977,536	0.29%	0.29%
Vicunha Textil S.A. (*)	4,927,000	0.36%	0.36%	4,927,000	0.36%	0.36%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	20,143,031	1.45%	1.48%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	323,546,664	23.32%	23.84%	323,546,664	23.32%	23.84%
B3 - Brasil, Bolsa, Balcão	254,694,969	18.36%	18.77%	254,694,969	18.36%	18.77%
	1,357,133,047	97.81%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	30,391,000	2.19%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

 (*) Controlling group companies.

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18.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 and R$ 9,45	2,350,000		2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500		11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 and R$ 9.72	31,544,500		43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661		70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400		10,446,061
	8/19/2014			Not applicable	Not applicable		10,446,061
6º	8/19/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300		6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 12/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600		28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 and R$ 5.39	1,841,100		30,391,000
9º (*)	3/31/2015	32,770,055	From 4/01/2015 to 6/30/2015

 (*) There was no share buyback in this program.

As of March 31, 2017, the position of the treasury shares was as follows:

Quantity purchased (in units)	Amount	Share price			Share
	paid for				market price
	the shares	Minimum	Maximum	Average	as of 3/31/2017 (*)
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$279,901

 (*) The last share average quotation on B3 - Brasil, Bolsa, Balcão as of March 31, 2017 of R$ 9.21 per share was used.

18.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

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18.g) Earnings/(loss) per share:

Basic earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

		Parent Company
	03/31/2017	03/31/2016 Adjusted

	Common Shares
(Loss) profit for the year
Continued operations	85,630	(785,524)
Discontinued operations	-	333
	85,630	(785,191)
Weighted average number of shares	1,357,133,047	1,357,133,047
Basic and diluted EPS
Continued operations	0.06310	(0.57881)
Discontinued operations	-	0.00025
	0.06310	(0.57856)

19.   PAYMENT TO SHAREHOLDERS

The following table shows the history of dividends approved and paid:

Year	Approval Year	Dividends	Total	Year	Payment Year	Dividends	Total
2014	2014	700,000	700,000	2014	2014	424,939	424,939
2015	2015	275,000	275,000		2015	274,917	274,917
				2015	2015	274,918	274,918
					2016	53
Total approved		975,000	975,000	Total Paid		974,827	974,774

20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Gross revenue
Domestic market	2,623,699	2,269,496	2,406,405	2,099,540
Foreign market	2,463,249	2,342,378	672,987	420,381
	5,086,948	4,611,874	3,079,392	2,519,921
Deductions
Sales returns and discounts	(43,752)	(67,466)	(40,644)	(61,057)
Taxes on sales	(631,600)	(547,122)	(552,532)	(481,224)
	(675,352)	(614,588)	(593,176)	(542,281)
Net revenue	4,411,596	3,997,286	2,486,216	1,977,640

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21.   EXPENSES BY NATURE

		Consolidated	Parent Company
	03/31/2017	03/31/2016 Adjusted	03/31/2017	03/31/2016

Raw materials and inputs	(1,209,878)	(1,168,753)	(1,078,571)	(783,472)
Labor cost	(553,269)	(622,934)	(285,008)	(353,700)
Supplies	(328,309)	(329,382)	(238,154)	(227,809)
Maintenance cost (services and materials)	(255,091)	(291,448)	(149,334)	(169,104)
Outsourcing services	(738,760)	(790,656)	(254,617)	(235,355)
Depreciation, Amortization and Depletion	(389,884)	(308,595)	(170,254)	(135,525)
Others	(106,534)	(171,342)	(7,479)	(25,324)
	(3,581,725)	(3,683,110)	(2,183,417)	(1,930,289)

Classified as:
Cost of sales	(3,093,474)	(3,073,661)	(1,959,313)	(1,638,396)
Selling expenses	(369,792)	(449,390)	(163,525)	(168,633)
General and administrative expenses	(118,459)	(160,059)	(60,579)	(123,260)
	(3,581,725)	(3,683,110)	(2,183,417)	(1,930,289)

Additions to depreciation, amortization and depletion for the period were distributed as follows:

	Consolidated		Parent Company
	3/31/2017	3/31/2016 Adjusted	3/31/2017	3/31/2016
Production cost	381,606	302,729	163,982	131,468
Selling expenses	2,217	2,215	1,851	1,810
General and administrative expenses	6,061	3,651	4,421	2,247
	389,884	308,595	170,254	135,525
Other operational (*)	11,392	12,108
	401,276	320,703	170,254	135,525

 (*) Refers to the amortization of intangible assets as described in note 22.

22.   OTHER OPERATING INCOME (EXPENSES)

		Consolidated		Parent Company
	3/31/2017	3/31/2016	3/31/2017	3/31/2016
		Adjusted		Adjusted
Other operating income
Indemnities/gains on lawsuits	679	18,676	530	1,888
Rentals and leases	459	328	369	328
Contractual fines	348	299	152	283
Other revenues	5,013	2,969	2,531	341
	6,499	22,272	3,582	2,840

Other operating expenses
Taxes and fees	(1,481)	(10,762)	(719)	(696)
Write-off/(Provision) of judicial deposits	3,276	(17,281)	3,042	(17,281)
Reversion /(Provision) for environmental risks	3,350	(1,142)	4,856	(337)
Expenses from tax, social security, labor, civil and environmental law suits	(38,353)	(40,640)	(30,021)	(45,436)
Contractual fines
Depreciation of unused equipment and amortization of intangible assets	(11,392)	(12,108)
Write-off /reversals of fixed assets and intangibles (notes 9 and 10)	(2,572)	(12,966)	(2,742)	(7,590)
(Losses) /reversals estimated in inventories	(4,091)	14,623	1,095	(2,478)
Losses on spare parts	(1,250)	(6,579)	(1,250)	(187)
Studies and project engineering expenses	(8,180)	(5,731)	(8,196)	(5,571)
Research and development expenses	(676)	(575)	(676)	(575)
Advisory expenses	(16)	(2,565)	(16)	(2,563)
Healthcare plan expenses	(22,086)	(19,089)	(21,944)	(19,090)
Realized cash flow hedge (note 12 b)	(16,402)	(12,697)	(16,402)	(12,697)
Other expenses	(5,815)	(33,583)	(2,899)	(738)
	(105,688)	(161,095)	(75,872)	(115,239)
Other operating income (expenses), net	(99,189)	(138,823)	(72,290)	(112,399)

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23.   FINANCIAL INCOME (EXPENSES)

		Consolidated		Parent Company
	3/31/2017	3/31/2016	3/31/2017	3/31/2016
		Adjusted		Adjusted
Financial income
Related parties (note 17 a)	20,177	12,913	42,586	8,499
Income from short-term investments	53,578	55,915	25,070	3,863
Gain from derivative	13,224
Gain on repurchase of debt securities	12,564	143,777
Other income	16,976	30,015	14,072	6,067
	116,519	242,620	81,728	18,429
Financial expenses
Borrowings and financing - foreign currency	(214,097)	(257,833)	(55,275)	(60,079)
Borrowings and financing - local currency	(511,998)	(547,475)	(440,272)	(470,263)
Related parties (note 17 a)		(92)	(119,461)	(778,050)
Capitalized interest (notes 09 and 27)	26,533	57,661	6,534	32,730
Losses on derivatives		(362)
Interest, fines and late payment charges	(2,791)	(6,014)	(244)	(2,633)
PIS/COFINS over financial income	(38,875)	(22,877)	(34,496)	(20,858)
Other financial expenses	(6,458)	(12,730)	(5,191)	(7,317)
	(38,801)	(32,019)	(32,683)	(22,961)
Foreign exchange and monetary variation, net	(786,487)	(821,741)	(681,088)	(1,329,431)

Monetary variation, net	1,364	(1,137)	(5,101)	(5,780)
Exchange variation, net	171,609	384,341	312,278	1,061,601
Exchange variation on derivatives	(229)	(688,682)
Financial income (expenses), net	172,744	(305,478)	307,177	1,055,821

Financial income (costs), net	(497,224)	(884,599)	(292,183)	(255,181)

Statement of gains and (losses) on derivative transactions (note 12b)
Dollar-to-euro swap	(229)	(7,506)
Future Dollar BM&F		(681,176)
	(229)	(688,682)
Swap Pré x CDI		(299)
Swap CDI x Pré		(63)
DI Future	13,224
	13,224	(362)
	12,995	(689,044)

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24.   SEGMENT INFORMATION

The segment information has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2016. Therefore, management decided not to repeat it in this condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

								03/31/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) - (Unaudited) (*)	1,194,246	7,243,854				821,231	(1,346,967)
Net revenues
Domestic market	1,788,518	190,311	55,215	323,390	90,163	125,651	(583,696)	1,989,552
Foreign market	1,282,689	983,794					155,561	2,422,044
Total net revenue (note 20)	3,071,207	1,174,105	55,215	323,390	90,163	125,651	(428,135)	4,411,596
Cost of sales and services	(2,394,558)	(636,455)	(37,194)	(280,072)	(69,139)	(129,685)	453,629	(3,093,474)
Gross profit	676,649	537,650	18,021	43,318	21,024	(4,034)	25,494	1,318,122
General and administrative expenses	(235,504)	(40,384)	(7,093)	(24,362)	(6,643)	(18,480)	(155,785)	(488,251)
Depreciation	169,042	122,651	3,460	103,625	4,317	34,650	(47,861)	389,884
Proportionate EBITDA of joint ventures							112,792	112,792
Adjusted EBITDA	610,187	619,917	14,388	122,581	18,698	12,136	(65,360)	1,332,547

Sales by geographic area
Asia	4,055	913,827					155,561	1,073,443
North America	480,624							480,624
Latin America	150,614							150,614
Europe	633,917	69,967						703,884
Others	13,479							13,479
Foreign market	1,282,689	983,794					155,561	2,422,044
Domestic market	1,788,518	190,311	55,215	323,390	90,163	125,651	(583,696)	1,989,552
Total	3,071,207	1,174,105	55,215	323,390	90,163	125,651	(428,135)	4,411,596

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								03/31/2016 (Adjusted)
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) - (Unaudited) (*)	1,246,135	8,295,093				571,436	(1,046,725)
Net revenues
Domestic market	1,500,366	151,073	50,423	303,141	68,149	114,204	(486,063)	1,701,293
Foreign market	1,308,774	790,483					196,736	2,295,993
Total net revenue (note 20)	2,809,140	941,556	50,423	303,141	68,149	114,204	(289,327)	3,997,286
Cost of sales and services	(2,299,907)	(749,385)	(36,040)	(214,370)	(51,113)	(101,191)	378,345	(3,073,661)
Gross profit	509,233	192,171	14,383	88,771	17,036	13,013	89,018	923,625
General and administrative expenses	(255,318)	(23,755)	(8,278)	(23,881)	(5,946)	(17,657)	(274,614)	(609,449)
Depreciation	166,229	114,434	3,293	55,695	4,279	12,812	(48,147)	308,595
Proportionate EBITDA of joint ventures							109,893	109,893
Adjusted EBITDA	420,144	282,850	9,398	120,585	15,369	8,168	(123,850)	732,664

Sales by geographic area
Asia	4,669	665,871					196,736	867,276
North America	581,176							581,176
Latin America	66,044							66,044
Europe	651,959	64,963						716,922
Others	4,926	59,649						64,575
Foreign market	1,308,774	790,483					196,736	2,295,993
Domestic market	1,500,366	151,073	50,423	303,141	68,149	114,204	(486,063)	1,701,293
Total	2,809,140	941,556	50,423	303,141	68,149	114,204	(289,327)	3,997,286

    (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•       Adjusted EBITDA

Adjusted EBITDA is the measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other companies.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

		Consolidated
	03/31/2017	03/31/2016 Adjusted

Net income (loss) for the year	117,615	(776,697)
Results from discontinued operations	-	(333)
Depreciation	389,884	308,595
Income tax and social contribution (note 14)	136,948	113,408
Financial income (expenses) (note 23)	497,224	884,599
EBITDA	1,141,671	529,572
Other operating income (expenses) (note 22)	99,189	138,823
Equity in results of affiliated companies	(21,105)	(45,624)
Proportionate EBITDA of joint ventures	112,792	109,893
Adjusted EBITDA (*)	1,332,547	732,664

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

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25.   GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,547,937	2,547,937	23,007	23,007	4,866	4,866	2,575,810	2,575,810

FTL - Ferrovia Transnordestina	R$	11/15/2020	79,855	76,700					79,855	76,700

Sepetiba Tecon	R$	Indefinite					28,914	28,914	28,914	28,914

Cia Metalurgica Prada	R$	Indefinite			333	333	19,340	19,340	19,673	19,673

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

CSN Mineração	R$	09/22/2022	2,000,000	2,000,000			2,520	2,520	2,002,520	2,002,520

Total in R$			4,627,792	4,624,637	26,169	26,169	55,640	55,640	4,709,601	4,706,446

CSN Islands XI	US$	09/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	07/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	25,000	25,000					25,000	25,000

Total in EUR			145,000	145,000					145,000	145,000
Total in R$			9,838,272	12,135,468					9,838,272	12,135,468
			14,466,064	16,760,105	26,169	26,169	55,640	55,640	14,547,873	16,841,914

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26.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named Peril, Export Credit, Surety Bond and Port Operator’s Civil Liability.

In 2016, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from October 30, 2016 to September 30, 2017. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração, Sepetiba Tecon and CSN Mining. CSN is liable for the first range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

As of September 30, 2017, after negotiations the policies were renewed until March 31, 2018.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

27.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Income tax and social contribution paid	126,753	456,227
Addition to PP&E with interest capitalization	26,533	215,794	6,534	127,675
Capital increase with no cash effect		7,437
Capitalization with advance to future capital increase			9,844
Borrowings granted to capitalize subsidiaries	509		509	52,419
	153,795	679,458	16,887	180,094

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28.   STATEMENT OF COMPREHENSIVE INCOME

		Consolidated		Parenty Company
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Profit (loss) for the period	117,615	(776,697)	85,630	(785,191)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	30	85	30	85
	30	85	30	85

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	(39,643)	(181,111)	(39,643)	(181,111)
Assests avaible for sale	53,299	32,353	53,299	32,353
(Loss)/gain on the percentage change in investments	2,814		2,814
(Loss)/gain on cash flow hedge accounting	133,044	534,423	133,044	534,423
Realization on cash flow hedge accounting reclassified to income statements	16,402	12,697	16,402	12,697
(Loss)/gain on investments hedge of investment in subsidiaries			1,846	18,864
(Loss)/gain on foreingn investment hedge	1,846	18,864
	167,762	417,226	167,762	417,226

	167,792	417,311	167,792	417,311

Total comprehensive income for the period	285,407	(359,386)	253,422	(367,880)

Attributable to:
Participation of controlling interest	253,422	(367,880)	253,422	(367,880)
Participation of non-controlling interest	31,985	8,494
	285,407	(359,386)	253,422	(367,880)

29.   INDEPENDENT INVESTIGATION – CONSTRUCTION OF THE LONG STEEL PLANT

Considering the information from a Company’s officer published in the press in April 2017, based on testimonials made before the Court, the Audit Committee decided to hire a specialized forensic service to conduct an independent external investigation of the contractual relationship related to the construction of CSN’s Long Steel Plant (contract in which there would have been alleged undue payments, as bonus, as a form of reimbursement for payments made to political parties), and to analyze the extent of the business relationships between the contracting parties. The conclusion of the investigation is that nothing from the testimonials referred to above was confirmed, and there are no contingencies deriving from the matters investigated. Consequently, the Company understands that there is no basis to justify the setting up of a provision for losses or the disclosure of a contingency. In October 2017, complying with a determination of the Supreme Federal Court, the Federal Police started an investigation of the facts reported in those testimonials previously mentioned. To date, nothing has been found out in such investigation.

30.   EVENTS AFTER THE REPORTING PERIOD

•         Environmental notice to suspend the operations of Presidente Vargas Plant (UPV)

On December 1, 2017, the Company received an environmental notice from the INEA (State Institute of Environment) to suspend the operations of the Presidente Vargas Plant, in Volta Redonda, State of Rio de Janeiro, from December 10, 2017. The reason stated by INEA was an alleged non-observance and non-compliance by the Company with the Conduct Adjustment Agreement (TAC) signed with the environmental authorities of the State of Rio de Janeiro. On December 7, 2017, the Company obtained a preliminary authorization to continue with its activities of the UPV for a 180-day term and, during this period, a definitive solution for this matter will be discussed between the Company and the environmental authorities.

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report on review of the interim financial information

To:

Companhia Siderúrgica Nacional

São Paulo – SP

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the quarter ended March 31, 2017, which comprises the balance sheet as at March 31, 2017 and the related income statement and statement of comprehensive income for the quarter and three-month periods then ended, and the statement of changes in equity and statement of cash flows for the three-month period then ended, including a summary of significant accounting policies and other explanatory notes

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 8.c) to the interim financial information, which describes the stage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017. The construction time frame is being reviewed and discussed by the relevant government bodies. The completion of the works under the project (and the consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in said note to the interim financial information, indicate the existence of significant uncertainty that may cast significant doubt as to TLSA’s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2017, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial information and considered supplemental information by IFRS, which does not require the presentation of a DVA. This interim financial information was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it was not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Audit and review of the corresponding figures for the prior year and quarter

The figures corresponding to the year ended December 31, 2016, presented for purposes of comparison, were previously audited by another independent auditor, who issued an opinion thereon on October 27, 2017, containing emphasis-of-matter paragraphs regarding the restatement of the individual and consolidated financial statements as at December 31, 2015 and the ability of Transnordestina Logística S.A. (TLSA) to continue as a going concern, which is also an emphasis of matter in this quarter. The figures corresponding to the three-month period ended March 31, 2016, also presented for purposes of comparison, were reviewed by other independent auditors, whose report on review of the individual and consolidated interim financial information for the quarter ended March 31, 2016 was originally issued on May 11, 2016 (without modification) and re-issued on November 14, 2016 and re-issued again on October 27, 2017. Both restated reports were issued without modifications, containing emphasis-of-matter paragraphs regarding the restatement of the respective financial statements and TLSA´s ability to continue as a going concern (the later one emphasis is just applicable to the report re-issued on October 27, 2017).

São Paulo, December 22, 2017

Nelson Fernandes Barreto Filho

Grant Thornton Auditores Independentes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 16, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.